      As filed with the Securities and Exchange Commission on May 3, 2001


                                                      Registration No. 333-33504


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          Pre-Effective Amendment No. 1

                         -------------------------------

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT B
                           (Exact name of Registrant)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                                100 Summit Drive
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)

           James D. Gallagher                                Copy to:
               President                              J. Sumner Jones, Esq.
 The Manufacturers Life Insurance Company             Jones & Blouch L.L.P.
              of New York                       1025 Thomas Jefferson Street, NW
            100 Summit Drive                          Washington, DC 20007
           Valhalla, NY 10595
 (Name and Address of Agent for Service)


Title of Securities Being Registered: Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              The Manufacturers Life Insurance Company of New York
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM No.      CAPTION IN PROSPECTUS

1     Cover Page; General Information About Manulife of New York, the Separate
   Account and the Trust (The Separate Account)

2     Cover Page; General Information About Manulife of New York, the Separate
   Account and the Trust (Manulife of New York)

3     *

4     Other Information (Distribution of the Policy)

5     General Information About Manulife of New York, the Separate Account and
   the Trust (The Separate Account)

6     General Information About Manulife of New York, the Separate Account and
   the Trust (The Separate Account)

7     *

8     *

9     Other Information (Litigation)

10    Death Benefits; Premium Payments; Charges and Deductions; Policy Value;
   Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11    General Information About Manulife of New York, the Separate Account and
   the Trust (The Trust)

12    General Information About Manulife of New York, the Separate Account and
   the Trust (The Trust)

13    Charges and Deductions

14    Issuing A Policy; Other Information (Responsibilities Assumed By
   Manufacturers Life)

15    Issuing A Policy

16    **

17    Policy Surrender and Partial Withdrawals

18    General Information About Manulife of New York, the Separate Account and
   the Trust

19    Other Information (Reports to Policyholders; Responsibilities Assumed By
   Manufacturers Life)

20    *

21    Policy Loans

22    *

23    **

24    Other Provisions of the Policy

25    General Information About Manulife of New York, the Separate Account and
   the Trust (Manulife of New York)

26    *

27    **

28    Other Information (Officers and Directors)

29    General Information About Manulife of New York, the Separate Account and
   the Trust (Manulife of New York)

30    *

31    *

32    *

33    *

34    *

35    **

36    *

37    *

38    Other Information (Distribution of the Policies; Responsibilities of
   Manufacturers Life)

39    Other Information (Distribution of the Policies)

40    *

41    **

42    *

43    *

44    Policy Values --Determination of Policy Value; Units and Unit Values)

45    *

46    Policy Surrender and Partial Withdrawals; Other Information -- Payment of
   Proceeds)

47    General Information About Manulife of New York, the Separate Account and
   the Trust (The Trust)

48    *

49    *

50    General Information About Manulife of New York, the Separate Account and
   the Trust

51    Issuing a Policy; Death Benefits; Premium Payments; Charges and
   Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52    Other Information (Substitution of Portfolio Shares)

53    **

54    *

55    *

56    *

57    *

58    *

59    Financial Statements

*  Omitted since answer is negative or item is not applicable.

** Omitted.

PROSPECTUS

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B

                                  VENTURE SPVL

            A MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Venture SPVL, a modified single premium variable life insurance policy (the "Policy"). The Manufacturers Life Insurance Company of New York (the "Company," "Manulife New York," "we" or "us") offers the Policy on both a single life and a survivorship basis.

Policy Value may accumulate on a fixed basis or vary with the investment performance of the sub-accounts of Manulife New York's Separate Account B (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.

EXCEPT FOR CERTAIN POLICIES ISSUED IN EXCHANGE FOR A POLICY WHICH IS NOT A MODIFIED ENDOWMENT CONTRACT (A "MEC"), THE POLICY WILL BE TREATED AS A MEC FOR FEDERAL INCOME TAX PURPOSES. AS A RESULT, ANY LOAN, PARTIAL WITHDRAWAL, ASSIGNMENT, PLEDGE, LAPSE OR SURRENDER OF THE POLICY (OR ANY LOAN, PARTIAL WITHDRAWAL, ASSIGNMENT OR PLEDGE OF THE POLICY WITHIN TWO YEARS BEFORE THE POLICY BECOMES A MEC) MAY BE SUBJECT TO INCOME TAX AND A 10% PENALTY TAX.





BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.



The Securities and Exchange Commission ("SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.


PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             HOME OFFICE:                      SERVICE OFFICE MAILING ADDRESS:
   The Manufacturers Life Insurance           The Manufacturers Life Insurance
          Company of New York                        Company of New York
         100 Summit Lake Drive              P.O. Box 633, Niagara Square Station
             Second Floor                       Buffalo, New York 14201-0633
       Valhalla, New York 10595                   TELEPHONE: 1-888-267-7784



                THE DATE OF THIS PROSPECTUS IS MAY __, 2001

TABLE OF CONTENTS
POLICY SUMMARY...................................................................................   4
   General.......................................................................................   4
   Death Benefits................................................................................   4
   Premiums......................................................................................   4
   Policy Value..................................................................................   4
   Policy Loans..................................................................................   4
   Surrender and Partial Withdrawals.............................................................   4
   Lapse and Reinstatement.......................................................................   4
   Charges and Deductions........................................................................   6
   Investment Options and Investment Advisers ...................................................   6
   Investment Management Fees and Expenses.......................................................   6
   Table of Charges and Deductions...............................................................   6
   Table of Investment Management Fees and Expenses..............................................   7
   Table of Investment Options and Investment Advisers...........................................   9
GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST..................  10
   Manulife New York.............................................................................  10
   The Separate Account..........................................................................  10
   The Trust.....................................................................................  10
ISSUING A POLICY.................................................................................  14
   Requirements..................................................................................  14
   Temporary Insurance Agreement.................................................................  15
   Right to Examine the Policy...................................................................  15
   Life Insurance Qualification..................................................................  15
DEATH BENEFITS...................................................................................  16
   Death Benefit ................................................................................  16
   Maturity Date.................................................................................  17
PREMIUM PAYMENTS.................................................................................  17
   Initial Premiums..............................................................................  17
   Subsequent Premiums...........................................................................  18
   Premium Allocation............................................................................  18
   Maximum Premium Limitation....................................................................  18
CHARGES AND DEDUCTIONS...........................................................................  18
   Tax load......................................................................................  18
   Surrender Charges.............................................................................  19
   Monthly Charges...............................................................................  20
   Administration Charge.........................................................................  20
   Cost of Insurance Charge......................................................................  20
   Mortality and Expense Risks Charge............................................................  21
   Charges for Supplementary Benefits............................................................  21
   Charges for Transfers.........................................................................  21
   Reduction in Charges..........................................................................  21
SPECIAL PROVISIONS FOR EXCHANGES.................................................................  21
COMPANY TAX CONSIDERATIONS.......................................................................  22
POLICY VALUE.....................................................................................  22
   Determination of the Policy Value.............................................................  22
   Units and Unit Values.........................................................................  22
   Transfers of Policy Value.....................................................................  23
   Telephone Transfers...........................................................................  23
   Dollar Cost Averaging.........................................................................  23

   Asset Allocation Balancer Transfer............................................................  24
POLICY LOANS.....................................................................................  24
   Maximum Loanable Amount.......................................................................  24
   Effect of Policy Loan.........................................................................  24
   Interest Charged on Policy Loans..............................................................  24
   Loan Account..................................................................................  24
POLICY SURRENDER AND PARTIAL WITHDRAWALS.........................................................  26
   Policy Surrender..............................................................................  26
   Partial Withdrawals...........................................................................  26
LAPSE AND REINSTATEMENT..........................................................................  26
   Lapse.........................................................................................  26
   Reinstatement.................................................................................  27
   Termination...................................................................................  27
THE GENERAL ACCOUNT..............................................................................  27
   Fixed Account.................................................................................  28
OTHER PROVISIONS OF THE POLICY...................................................................  28
   Assignment of Rights..........................................................................  28
   Beneficiary...................................................................................  28
   Incontestability..............................................................................  28
   Misstatement of Age or Sex....................................................................  28
   Suicide Exclusion.............................................................................  29
   Supplementary Benefits........................................................................  29
TAX TREATMENT OF THE POLICY......................................................................  29
OTHER INFORMATION................................................................................  34
   Payment of Proceeds...........................................................................  34
   Reports to Policyowners.......................................................................  34
   Distribution of the Policies..................................................................  34
   Responsibilities Assumed By Manulife New York and MSS.........................................  35
   Voting Rights.................................................................................  35
   Substitution of Portfolio Shares..............................................................  35
   Records and Accounts..........................................................................  36
   State Regulations.............................................................................  36
   Litigation....................................................................................  36
   Independent Auditors..........................................................................  36
   Further Information...........................................................................  36
   Officers and Directors........................................................................  37

APPENDIX A - DEFINITIONS.........................................................................  A1
APPENDIX B - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS.....  B1
APPENDIX C - FINANCIAL STATEMENTS................................................................  C1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

POLICY SUMMARY

GENERAL


This Policy may be issued either as a modified single premium variable life insurance policy or as a modified single premium survivorship variable life insurance policy. We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage.


DEATH BENEFITS

The Policy provides a death benefit in the event of the death of the Life Insured. The death benefit is the Face Amount of the Policy at the date of death (less any Policy Debt and outstanding Monthly Deductions due) or, if greater, the Minimum Death Benefit (less any Policy Debt and outstanding Monthly Deductions due).

PREMIUMS


The Policy permits the payment of a large initial premium. The initial premium must be 100% of the Guideline Single Premium (based on Face Amount). The minimum single premium is $25,000. Additional premiums will be accepted only under certain conditions as stated under "Premium Payments - Subsequent Premiums." Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account (the "Fixed Account") and the sub-accounts of the Separate Account of the Company. You (the policyowner) may change your allocation instructions at any time. You may also transfer amounts among the accounts.


POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS

You may borrow an amount not to exceed 90% of your Policy's Net Cash Surrender Value. Loan interest at a rate of 6.00% is due on each Policy Anniversary. Preferred interest rates are also available in the case of loans on amounts that represent Earnings on the Policy. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death, or upon surrender. Policy loans may have tax consequences. See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a loan from the Policy.

SURRENDER AND PARTIAL WITHDRAWALS

You may make a partial withdrawal of your Policy Value. A partial withdrawal will result in a reduction in the Face Amount of the Policy . A partial withdrawal may result in a surrender charge if made during the Surrender Charge Period.

You may surrender your Policy for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less the sum of (a) Surrender Charges, (b) outstanding Monthly Deductions due, and (c) Policy Debt.

See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a surrender of, or partial withdrawal from, the Policy.

LAPSE AND REINSTATEMENT

Unless the Lapse Protection Benefit is in effect, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A Policy could also lapse if the Policy Debt is greater than the Cash Surrender Value since the Lapse Protection Benefit terminates on any date that the Policy Debt exceeds the Cash Surrender Value.


A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. However, in the case of a Survivorship Policy, the Policy may not be reinstated if any of the Life Insureds have died since the Policy lapsed. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a lapse and reinstatement of the Policy.

TAXATION OF POLICY BENEFITS

      Characterization of a Policy as a MEC.

Section 7702A of the Internal Revenue Code (the "Code") establishes a class of life insurance contracts designated as Modified Endowment Contracts ("MECs"), which applies to Policies entered into or materially changed after June 20, 1988. In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy paid up future benefits after the payment of seven level annual premiums (the "seven-pay test"). The determination of whether a Policy will be a MEC after a material change generally depends upon the relationship of the death benefit and the Policy Value at the time of such change and the additional premiums paid in the seven years following the material change. In general, this Policy will constitute a MEC unless:

(1) it was received in exchange for another life insurance policy which was not a MEC,
(2) no premium payments (other than the exchanged policy) are paid into the Policy during the first seven Policy years, and
(3) the death benefit on the new Policy is not less than the death benefit on the exchanged policy.


If the death benefit on the new policy is less than the death benefit on the exchanged policy, the new policy may become a MEC if (1) the exchanged policy was, at the time of the exchange, subject to the MEC rules, (2) premium payments had been made to the old policy after it had become subject to the MEC rules, and (3) the exchanged policy was in a seven-pay test period at the time of exchange or, in the case of a Survivorship Policy, the Policy was issued (or deemed issued) after September 13, 1989.


In addition, even if the Policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the Policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven Policy years.


     Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the Policy value exceeds the investment in the Policy. The amount of any loan (including unpaid interest thereon) under the Policy will be treated as a withdrawal from the Policy for tax purposes. In addition, if you assign or pledge any portion of the value of a Policy (or agree to assign or pledge any portion), such portion will be treated as a withdrawal from the Policy for tax purposes. Your investment in the Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy which is a MEC, you should consult a qualified tax adviser.



     MEC Penalty Tax. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to 10% of the portion of the withdrawal that is includible in income, unless the withdrawals are made
(1) after you attain age 591/2, (2) because you have become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over your life (or the joint lives or life expectancies of you and your beneficiary, as defined in the tax law).


     For further information regarding the tax treatment of Policies that are MECs, see "Tax Treatment of the Policy - Tax Treatment of Policy Benefits."

CHARGES AND DEDUCTIONS
We assess certain charges and deductions in connection with the Policy. These include:


     - charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses and tax loads,





     - charges assessed on surrender, lapse or withdrawal of Net Cash Surrender Value.

These charges are summarized in the Table of Charges and Deductions. Unless you otherwise specify and we allow, the monthly deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the

Policy Value in each bears to the Net Policy Value immediately prior to the deduction. However, the mortality and expense risk charges will only be allocated among the Investment Accounts.


In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of our Separate Account B. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940.

The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.


Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including Internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial consultant.


INVESTMENT MANAGEMENT FEES AND EXPENSES


The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.


TABLE OF CHARGES AND DEDUCTIONS

Surrender Charge

The total amount of the surrender charge is determined by multiplying the amount withdrawn or surrendered in excess of the free withdrawal amount by the applicable surrender charge percentage shown in the following table.


                           Policy Year    Surrender Charge
                           1             10.00%
                           2              9.00%
                           3              8.00%
                           4              7.00%
                           5              6.00%
                           6              5.00%
                           7              4.00%
                           8              3.00%
                           9              1.50%
                           10+            0.00%


               If necessary, the Company will reduce the surrender charge deducted upon a partial withdrawal or a surrender of the Policy so that the sum of all tax loads, the administration charges and surrender charge deducted (including the surrender charge to be deducted upon such partial withdrawal or surrender) does not exceed 10% of aggregate payments made during the first Policy Year.

Monthly Deductions:        -        A tax load of 0.030% of Policy Value is
                                    deducted monthly (equivalent to 0.360%
                                    annually) for the first 10 Policy Years. If additional premium payments are made, the

                                    0.030% tax load for a particular premium payment is deducted from the Policy Value corresponding to the premium payment for 10 Policy Years following the premium payment. Approximately, 13% of the tax load is expected to cover acquisition and sales expenses, 20% Federal taxes and 67% state taxes.



                           - An administration charge of $7.50 plus 0.010% monthly (equivalent to 0.12% annually).

                           -        The cost of insurance charge.

                           - Any additional charges for supplementary benefits, if applicable.

                           - A mortality and expense risks charge. This charge is calculated as a percentage of the value of the Investment Accounts and is assessed against the Investment Accounts. The charge varies by Policy Year as follows:

                  Guaranteed Monthly Mortality       Guaranteed Annual Mortality
Policy Years        and Expense Risks Charge          and Expense Risks Charge
--------------------------------------------------------------------------------
    1-10                    0.075%                            0.900%
    11+                     0.025%                            0.300%


                                   All of the above charges, except the
                                   mortality and expense risks charge, are
                                   deducted from the Net Policy Value.

Loan Charges:                      A fixed loan interest rate of 6.00%
                                   annually. Interest credited to amounts in the Loan Account is guaranteed not to be less than 4.00% at all times. The maximum loan amount is 90% of the Net Cash Surrender
                                   Value.

Transfer Charge:                   A charge of $25 per transfer for each
                                   transfer in excess of 12 in a Policy Year.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES


(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)



                                                                                   Total Trust
                                                             Other Expenses      Annual Expenses
                                          Management         (After Expense      (After Expense
Trust Portfolio                             Fees             Reimbursement)      Reimbursement)
-------------------------------------------------------------------------------------------------
Internet Technologies...............       1.150%               0.130%               1.280%(E)
Pacific Rim Emerging Markets........       0.850%               0.180%               1.030%
Telecommunications..................       1.100%               0.130%               1.230%(A)
Science & Technology................       1.100%(F)            0.040%               1.140%
International Small Cap.............       1.100%               0.440%               1.540%
Health Sciences.....................       1.100%(F)            0.130%               1.230%(A)
Aggressive Growth...................       1.000%               0.070%               1.070%
Emerging Small Company..............       1.050%               0.050%               1.100%
Small Company Blend.................       1.050%               0.140%               1.190%
Dynamic Growth......................       1.000%               0.070%               1.070%(E)
Mid Cap Growth......................       1.000%               0.280%               1.280%(A)
Mid Cap Opportunities...............       1.000%               0.230%               1.230%(A)
Mid Cap Stock.......................       0.925%               0.075%               1.000%
All Cap Growth......................       0.950%               0.050%               1.000%
Financial Services..................       0.950%               0.090%               1.040%(A)
Overseas............................       0.950%               0.200%               1.150%
International Stock.................       1.050%(F)            0.180%               1.230%
International Value.................       1.000%               0.180%               1.180%
Capital Appreciation................       0.900%               0.500%(H)            1.400%(H)
Strategic Opportunities(I)..........       0.850%               0.050%               0.900%
Quantitative Mid Cap................       0.800%               0.070%               0.870%(A)

                                                                                   Total Trust
                                                             Other Expenses      Annual Expenses
                                          Management         (After Expense      (After Expense
Trust Portfolio                             Fees             Reimbursement)      Reimbursement)
-------------------------------------------------------------------------------------------------
Global Equity......................        0.900%                0.120%               1.020%
Strategic Growth....................       0.900%                0.120%               1.020%(A)
Growth..............................       0.850%                0.050%               0.900%
Large Cap Growth....................       0.875%                0.065%               0.940%
All Cap Value.......................       0.950%                0.140%               1.090%(A)
Capital Opportunities...............       0.900%                0.160%               1.060%(A)
Quantitative Equity.................       0.700%                0.050%               0.750%
Blue Chip Growth....................       0.875%(F)             0.035%               0.910%
Utilities...........................       0.900%                0.270%               1.170%(A)
Real Estate Securities..............       0.800%(A)             0.060%               0.860%
Small Company Value.................       1.050%(F)             0.190%               1.240%
Mid Cap Value.......................       0.950%                0.160%               1.110%(A)
Value...............................       0.800%                0.060%               0.860%
Tactical Allocation.................       0.900%                0.430%               1.330%(E)
Fundamental Value...................       0.950%                0.130%               1.080%(A)
Growth & Income.....................       0.750%                0.040%               0.790%
U.S. Large Cap Value................       0.875%                0.055%               0.930%
Equity-Income.......................       0.875%(F)             0.035%               0.910%
Income & Value......................       0.800%                0.060%               0.860%
Balanced............................       0.704%(A)             0.060%               0.764%
High Yield..........................       0.775%                0.065%               0.840%
Strategic Bond......................       0.775%                0.095%               0.870%
Global Bond.........................       0.800%                0.200%               1.000%
Total Return........................       0.775%                0.065%               0.840%
Investment Quality Bond.............       0.650%                0.080%               0.730%
Diversified Bond....................       0.750%                0.060%               0.810%
U.S. Government Securities..........       0.650%                0.070%               0.720%
Money Market........................       0.500%                0.040%               0.540%
Small Cap Index.....................       0.525%                0.075%(G)            0.600%(E)
International Index.................       0.550%                0.050%(G)            0.600%(E)
Mid Cap Index.......................       0.525%                0.075%(G)            0.600%(E)
Total Stock Market Index............       0.525%                0.075%(G)            0.600%(E)
500 Index...........................       0.525%                0.025%(G)            0.550%(E)
Lifestyle Aggressive 1000(D)........       0.070%                1.050%(B)            1.120%(C)
Lifestyle Growth 820(D).............       0.055%                0.980%(B)            1.035%(C)
Lifestyle Balanced 640(D)...........       0.055%                0.890%(B)            0.945%(C)
Lifestyle Moderate 460(D)...........       0.064%                0.820%(B)            0.884%(C)
Lifestyle Conservative 280(D).......       0.075%                0.780%(B)            0.855%(C)



(A)  Based on estimates to be made during the current fiscal year.

(B)  Reflects expenses of the Underlying Portfolios.

(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios) as follows:



     If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, The Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, Then no expenses will be reimbursed by the Adviser. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes
     (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)



     This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:

                                   MANAGEMENT              OTHER               TOTAL TRUST
TRUST PORTFOLIO                       FEES                EXPENSES            ANNUAL EXPENSES
---------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000......      0.070%                1.075%                1.145%
Lifestyle Growth 820...........      0.055%                0.990%                1.045%
Lifestyle Balanced 640.........      0.055%                0.900%                0.955%
Lifestyle Moderate 460.........      0.064%                0.845%                0.909%
Lifestyle Conservative 280.....      0.075%                0.812%                0.887%



(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.


(E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.


(F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust and the Equity-Income Trust. The fee reduction is based on the combined asset level of all five portfolios and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:



                                                        Fee Reduction
Combined Asset Levels                        (As a Percentage of the Advisory Fee)
-------------------------------------        -------------------------------------
First $750 million                                            0.0%
Between $750 million and $1.5 billion                         2.5%
Between $1.5 billion and $3.0 billion                        3.75%
Over $3.0 billion                                             5.0%



     The fee reductions are applied to the advisory fees of each of the five portfolios. This voluntary fee waiver may be terminated at any time by the Adviser. As of February 28, 2001, the combined asset level for all four portfolios was approximately $4.469 billion resulting in a fee reduction of 3.065%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.


(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.


(H) Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.


(I)  Formerly, Mid Cap Blend.


TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS


The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.



         SUBADVISER                                                      PORTFOLIO
         A I M Capital Management, Inc.                                  All Cap Growth Trust
                                                                         Aggressive Growth Trust

         Capital Guardian Trust Company                                  Small Company Blend Trust

                                                                         U.S. Large Cap Value Trust
                                                                         Income & Value Trust
                                                                         Diversified Bond Trust

         Cohen & Steers Capital Management, Inc.                         Real Estate Securities Trust

         Davis Select Advisers, L.P.                                     Financial Services Trust
                                                                         Fundamental Value Trust

         The Dreyfus Corporation                                         All Cap Value Trust

         Fidelity Management & Research Company                          Strategic Opportunities Trust(A)
                                                                         Large Cap Growth Trust
                                                                         Overseas Trust

         Founders Asset Management LLC                                   International Small Cap Trust
                                                                         Balanced  Trust(C)

         Franklin Advisers, Inc.                                         Emerging Small Company Trust

         INVESCO Funds Group, Inc.                                       Telecommunications Trust
                                                                         Mid Cap Growth Trust

         Janus Capital Corporation                                       Dynamic Growth Trust

         Jennison Associates LLC                                         Capital Appreciation Trust

         Lord, Abbett & Co.                                              Mid Cap Value Trust

         Manufacturers Adviser Corporation                               Pacific Rim Emerging Markets Trust
                                                                         Quantitative Equity Trust
                                                                         Quantitative Mid Cap Trust
                                                                         Money Market Trust
                                                                         Index Trusts
                                                                         Lifestyle  Trusts(B)
                                                                         Balanced Trust(C)

         Massachusetts Financial Services Company                        Strategic Growth Trust
                                                                         Capital Opportunities Trust
                                                                         Utilities Trust

         Miller Anderson & Sherrerd, LLP                                 Value Trust
                                                                         High Yield Trust

         Brinson Advisors, Inc.                                          Tactical Allocation Trust
         (formerly, Mitchell Hutchins Asset Management Inc.)

         Munder Capital Management                                       Internet Technologies Trust

         Pacific Investment Management Company                           Global Bond Trust
                                                                         Total Return Trust

         Putnam Investment Management, L.L.C.                            Mid Cap Opportunities Trust
                                                                         Global Equity Trust

         Salomon Brothers Asset Management Inc                           U.S. Government Securities Trust
                                                                         Strategic Bond Trust

         SSgA Funds Management, Inc.                                     Growth Trust
                                                                         Lifestyle  Trusts(B)

         T. Rowe Price Associates, Inc.                                  Science & Technology Trust
                                                                         Small Company Value Trust
                                                                         Health Sciences Trust
                                                                         Blue Chip Growth Trust
                                                                         Equity-Income Trust

         T. Rowe Price International, Inc.                               International Stock Trust

         Templeton Investment Counsel, Inc.                              International Value Trust

         Wellington Management Company, LLP                              Growth & Income Trust
                                                                         Investment Quality Bond Trust
                                                                         Mid Cap Stock Trust


-----------------
(A)    Formerly, the Mid Cap Blend Trust.
(B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.
(C) A shareholders meeting has been scheduled for May 4, 2001 to approve Manufacturers Adviser Corporation as the new subadviser to the Balanced Trust. If this change is approved by shareholders, it will be effective immediately.


GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST

MANULIFE NEW YORK


We are a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America ("Manulife North America"). Manulife North America is a stock life insurance company organized under the laws of Delaware in 1979 with its principal office located at 500 Boylston Street, Boston, Massachusetts 02116. Manulife -Wood Logan Holding Co., Inc. ("MWL"). holds all of the outstanding shares of Manulife North America and Manulife Wood Logan, Inc. ("Manulife Wood Logan"). MWL is owned 77.6% by The Manufacturers Life Insurance Company (U.S.A.) and 22.4% by MRL Holding, LLC. Our ultimate parent is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.


RATINGS


         Manulife New York has received the following ratings from independent rating agencies:



         Standard and Poor's Insurance Ratings Service:    AA+ (for claims paying ability)
         A.M.Best Company:                                 A++ (for financial strength)
         Fitch:                                            AAA (for financial strength)



These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to the Company as a measure of Manulife New York's ability to honor the death benefit, fixed account guarantees and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.


THE SEPARATE ACCOUNT

The Company established The Manufacturers Life Insurance Company of New York Separate Account B ("Separate Account") on May 6, 1997, subject to approval by the Superintendent of Insurance of New York. The Separate Account holds assets that are segregated from all of Manulife New York's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

The Company is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of the Company. The Company will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable life insurance policies are general corporate obligations of the Company.

REGISTRATION


The Separate Account is registered with the SEC under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of the Company.


THE TRUST

Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for the Company to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity policies and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. The Company may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

Eligible Portfolios

The Portfolios of the Trust available under the Policies are as follows:


The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).


The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.


The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.



The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.


The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.


The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").


The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.


The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.


The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.


The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.



The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.



The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.



The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.



The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.



The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.


The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.


The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.



The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.



The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.



The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing , under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.



The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.


The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.


The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.



The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.


The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.


The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.



The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.



The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing , under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").



The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.



The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.


The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.


The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.



The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.


The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.


The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.


The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*



The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*



The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*



The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*


The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.


*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.


ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 20 through 90.


Under current underwriting rules, which are subject to change, proposed insureds are eligible for simplified underwriting without a medical examination if their application responses and initial payment meet simplified underwriting standards. Customary underwriting standards will apply to all other proposed insureds. The maximum initial premium currently permitted on a simplified underwriting basis varies with the issue age of the insured according to the following table. Simplified Underwriting is not available for additional premium payments.



             Age*               Simplified Underwriting Maximum
                                       Initial Payment
            ------------------------------------------------------
            20-29                            $30,000
            30-39                            $60,000
            40-49                           $100,000
            50-74                           $150,000
            75-90                           $100,000

*In the case of a Survivorship Policy, the youngest of the Life Insured.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" in Appendix A).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Incontestability are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:


(i) the Policy Date and the Effective Date will be the date the Company receives the check at its service office, and


(ii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the policyowner must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT

The Company will generally issue a Policy only if it has a Face Amount that corresponds to an initial premium of at least $25,000.

BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated.


The initial premium paid plus interest credited, net of the premium charge less any charges deducted from premium, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions once the Right to Examine period has expired.


TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the Life Insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional risk rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund of the premium within 10 days after the policy is received. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Manulife New York Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manulife New York will refund any premium paid. Manulife New York reserves the right to delay the refund of any premium paid by check until the check has cleared.

If the Policy is purchased in connection with a replacement of an existing policy (as defined below), the policyowner may also cancel the Policy by returning it to the Service Office or the Manulife New York agent who sold it at any time within 60 days after receipt of the Policy. Within 10 days of receipt of the Policy by the Company, the Company will refund the premium to the policyowner. In the case of a replacement of a policy issued by a New York insurance company, the policyowner may have the right to reinstate the prior policy. The policyowner should consult with his or her attorney or the Manulife New York agent regarding this matter prior to purchasing the new Policy.


Replacement of an existing life insurance policy generally is defined as the purchase of a new life insurance policy in connection with (a) the lapse, surrender or change of, or borrowing from, an existing life insurance policy or
(b) the assignment to a new issuer or an existing life insurance policy. This description, however, does not necessarily cover all situations which could be considered a replacement of existing life insurance policy. Therefore, a policyowner should consult with his or her Manulife New York agent or attorney regarding whether the purchase of a new life insurance policy is a replacement of an existing life insurance policy.




LIFE INSURANCE QUALIFICATION

A Policy must qualify as a life insurance policy for purposes of Section 7702 of the Code by satisfying the Guideline Premium Test.

GUIDELINE PREMIUM TEST

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

     -    Change in Risk Classification

     -    Partial Withdrawals

     -    Addition or deletion of supplementary benefits

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit (as described below under "Death Benefit").

DEATH BENEFITS

If the Policy is in force at the time of the death of the Life Insured, the Company will pay an insurance benefit on receiving due proof of death. For a Survivorship Policy, due proof of death must be provided for each of the Life Insureds although the insurance benefit is payable on the death of the last to die of the Life Insured. If the Life Insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

The amount payable will be the death benefit, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment.

DEATH BENEFIT

The death benefit is the Face Amount of the Policy at the date of death (less any Policy Debt and outstanding Monthly Deductions due) or, if greater, the Minimum Death Benefit (less any Policy Debt and outstanding Monthly Deductions due).

MINIMUM DEATH BENEFIT


The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the Life Insured in the case of a Single Life Policy (or the youngest of the Life Insureds in the case of a Survivorship Policy). The Minimum Death Benefit Percentages are set forth in the Policy.

Therefore, the death benefit will always be at least equal to the Face Amount of the Policy. However, if there is a sufficient increase in Policy Value such that the Policy Value times the applicable Minimum Death Benefit Percentage is greater than the Face Amount, the death benefit will be greater than the Face Amount.

LAPSE PROTECTION BENEFIT

The Lapse Protection Benefit protects the Policy from going into default. As long as this benefit is in force and any outstanding Policy Debt is less than the Cash Surrender Value, the Policy will not go into default.





The Lapse Protection Benefit Period is indicated on the policy information page of the Policy and depends on the age of the Life Insured at issuance of the Policy (in the case of a Survivorship Policy, based on the age of the older Life Insured at issuance of the Policy). The Lapse Protection Benefit Period for each age at issue is set out below.



Age at Issuance of the Policy               Lapse Protection Benefit Period (Number of Years
-----------------------------               ------------------------------------------------
           20-29                                                  35

           30-39                                                  30

           40-49                                                  25

           50-59                                                  20

           60-69                                                  15

           70-84                                                  10

           85-90                                                  8


MATURITY DATE


Provided that the Policy is in force and the Life Insured is alive (or the last to die of the Life Insured in the case of a Survivorship Policy), the Company will pay the policyowner the Net Cash Surrender Value calculated as of the Maturity Date.


PREMIUM PAYMENTS

INITIAL PREMIUMS


The Policy permits the payment of a large initial premium and, subject to the restrictions described below, additional premiums. The minimum initial premium is $25,000. The initial premium must be 100% of the Guideline Single Premium (based on Face Amount selected by the policyowner).



No premium will be accepted prior to receipt of a completed application by the Company. The initial premium received will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust until the Right to Examine period has expired.


(a) while there is an outstanding Policy Debt, any additional premium payment will be applied first to repay the loan;


(b) Face Amount increases are not permitted in connection with additional premiums (Therefore, the total of all premiums paid for a Policy may not exceed the greater of 100% of the Guideline Single Premium or the sum of the Guideline Annual Premiums for the Face Amount of the Policy);


(c) the Company may refuse or refund any premium payment (or any portion of such premium payment) that would cause the Policy to fail to qualify as life insurance under Section 7702 of the Code, and

(d) additional premiums may require evidence of insurability on the Life Insured satisfactory to the Company unless the additional premium is applied to repay a loan.


The Company will add additional premiums to the Policy Value as of the Business Day it receives the additional premium at its Service Office unless evidence of insurability is required in which case the additional premium will be added to Policy Value as of the Business Day the Company's underwriters approve the additional premium.

PREMIUM ALLOCATION


At the end of the period you have the Right to Examine the policy, the Net Premiums paid plus any interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.


Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. A policyowner may also change premium allocation by telephone if he or she has a currently valid authorization form on file with the Company.

MAXIMUM PREMIUM LIMITATION


The Policy is issued under the Guideline Premium Test which requires that in no event may the total of all premiums paid exceed the then current maximum premium limitations established by Federal income tax law for a Policy to qualify as life insurance.


If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

CHARGES AND DEDUCTIONS

TAX LOAD


A tax load of 0.030% of Policy Value is deducted monthly (equivalent to 0.360% annually) for the 10 Policy Years. If additional premium payments are made, the 0.030% tax load for a particular premium payment is deducted from the amount of Policy Value corresponding to the premium payment for 10 Policy Years following the premium payment. For example, if:


-    the initial premium payment is $100,000,

-    an additional premium payment of $50,000 is made in Policy Year 7, and

- the Policy Value at the time the additional premium payment is made is $200,000 (including the additional premium payment),

then 0.030% will be deducted from 75% of Net Policy Value in Policy Years 7 through 10 and an additional 0.030% will be deducted from 25% of Net Policy Value in Policy Years 7 through 16.

Unless otherwise allowed by the Company and specified by the policyowner, the tax load will be allocated among the Investment Accounts and the Fixed Account in the Policy in the same proportion as the Policy Value in each bears to the Net Policy Value.


The tax load is designed to cover a portion of the Company's acquisition and sales expenses and Federal and premium taxes.


SURRENDER CHARGES

During the Surrender Charge Period, the Company will deduct a Surrender Charge if:

     -    the Policy is surrendered for its Net Cash Surrender Value,

     -    a partial withdrawal is made (above the Free Withdrawal Amount), or

     -    the Policy terminates due to default.

The surrender charge, together with a portion of the tax load, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

SURRENDER CHARGE CALCULATION

The Surrender Charge is determined by multiplying the amount withdrawn or surrendered in excess of the Free Withdrawal Amount by the applicable total Surrender Charge percentage shown in the table below.

                            Policy Year      Surrender Charge
                            1                10.00%
                            2                 9.00%
                            3                 8.00%
                            4                 7.00%
                            5                 6.00%
                            6                 5.00%
                            7                 4.00%
                            8                 3.00%
                            9                 1.50%
                            10+               0.00%


                    If necessary, we will reduce the surrender charge deducted upon a partial withdrawal or a surrender of the Policy so that the sum of all tax loads, the administration charges and surrender charge deducted (including the surrender charge to be deducted upon such partial withdrawal or surrender) does not exceed 10% of aggregate payments made during the first Policy Year.

                    We will allocate the deduction of the Surrender Charge for a withdrawal to the Fixed Account and the Investment Accounts in the same proportion that the withdrawal from each account bears to the total withdrawal. If the withdrawal plus the Surrender Charge allocated to a particular account are greater than the value of that account, we will reduce the portion of the withdrawal allocated to that account. We will reduce the allocated portion so that the withdrawal plus the charge allocated to the account equals the value of the account. If the amount in all accounts is not sufficient to pay the Surrender Charge, we will reduce the amount of the withdrawal.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

         Free Withdrawal Amount

A portion of the Net Cash Surrender Value may be withdrawn without being subject to a Surrender Charge (the "Free Withdrawal Amount"). The Free Withdrawal Amount is the greater of 10% of the total premiums or 100% of Earnings. In determining what, if any, portion of a partial withdrawal is in excess of the Free Withdrawal Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

MONTHLY CHARGES


On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Maturity Date. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These charges consist of:



     -    a tax load, if applicable;


     -    an administration charge;

     -    a charge for the cost of insurance;

     -    a mortality and expense risks charge;

     - if applicable, a charge for any supplementary benefits added to the Policy.


Unless otherwise allowed by the Company and specified by the policyowner, the Monthly Deduction will be allocated among the Investment Accounts and the Fixed Account in the Policy in the same proportion as the Policy Value in each bears to the Net Policy Value immediately prior to the deduction. However, the mortality and expense risks charge will only be allocated among the Investment Accounts.


ADMINISTRATION CHARGE


This charge will be equal to $7.50 per Policy Month plus 0.010% of Net Policy Value deducted monthly (equivalent to 0.12% annually). The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month.

The net amount at risk is equal to (a) minus (b) where:

          (a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

          (b)  is the Policy Value as of the first day of the Policy Month.


The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, and Risk Classification of the Life Insured. For a Survivorship Policy, the rates are determined for each of the Life Insureds on the basis described above and then are blended to produce a single cost of insurance rate.


Cost of insurance rates will generally increase with the age of the Life Insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Life Insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables.

MORTALITY AND EXPENSE RISKS CHARGE

A monthly charge equal to a percentage of the value of the Investment Accounts is assessed against the Investment Accounts. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risks assumed are that the Life Insured may live for a shorter period of time than the Company estimated. The expense risks assumed are that expenses incurred in issuing and administering the Policy will be greater than the Company estimated.

To compensate us for assuming these risks, we deduct from each of the sub-accounts a daily charge equal to those listed in the table below. The charges are guaranteed and if they are insufficient to cover the actual cost of the mortality and expense costs assumed, we will bear the loss. Conversely, if the charges prove more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose, including, among other things, payment of distribution expenses.

The charge varies by Policy Year as follows:


                     GUARANTEED MONTHLY MORTALITY          EQUIVALENT ANNUAL
                                  AND                     MORTALITY AND EXPENSE
    POLICY YEAR          EXPENSE RISKS CHARGE                 RISKS CHARGE
--------------------------------------------------------------------------------
      1-10                       0.075%                           0.900%
        11+                      0.025%                           0.300%


CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge may apply to such Supplementary Benefit.

CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. The Company reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which the Company believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES


The Company will permit policyowners of certain fixed life insurance policies issued by the Company to exchange their policies for the Policies described in this prospectus (and likewise, policyowners of policies described in this Prospectus may also exchange their Policies for certain fixed policies issued by the Company ). Policyowners considering an exchange should consult their tax advisors as to the tax consequences of an exchange.


COMPANY TAX CONSIDERATIONS


At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.


POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by the Company. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to 4%. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

          (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

          (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day;

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. (Transfers involving the Fixed Account are subject to certain limitations as noted below under "Transfers Involving Fixed Account.") Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iv) in "Payment of Proceeds" occur. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, the Company reserves the right to defer the transfer privilege at any time that the Company is unable to purchase or redeem shares of the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

          (a)  within eighteen months after the Issue Date; or

          (b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFER CHARGES

A policyowner may make up to twelve transfers each Policy Year free of charge. Additional transfers in each Policy Year may be made at a cost of $25 per transfer. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.

TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company will offer policyowners a Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although the Company reserves the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date (or the last Policy Anniversary), the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs the Company otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences.

MAXIMUM LOANABLE AMOUNT

The Maximum Loanable Amount is 90% of the Policy's Net Cash Surrender Value.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a termination of the Lapse Protection Benefit since this benefit terminates if Policy Debt exceeds the Cash Surrender Value. Finally, a policy loan will affect the amount payable on the death of the Life Insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

If the Policy is a MEC, then a loan will be treated as a withdrawal for tax purposes and may be taxable. See sections entitled "Tax Treatment of the Policy
- Policies Which Are MECs," and "Tax Treatment of the Policy - Policies Which Are Not MECs."

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 6.00%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.


The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.


LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

         Nonpreferred Loans

Interest will be credited to amounts in the Loan Account at an effective annual rate of 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 2.00%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.)

         Preferred Loans

Preferred interest rates are available in the case of loans of amounts that represent Earnings on the Policy ("Preferred Loans").

Interest will be credited to amounts in the Loan Account at an effective annual rate of 6.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 0.00%.

The Company may change the Current Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

For a Policy that is not a MEC, the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, the Company retains the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law. In no event will the loan interest rate exceed the rate charged in the first ten Policy Years.

If the Policy is a MEC then, regardless of the loan interest credited differential, a loan will be treated as a withdrawal for tax purposes and may be taxable. See sections entitled "Tax Treatment of the Policy - Policies Which Are MECs," and "Tax Treatment of the Policy - Policies Which Are Not MECs."

LOAN ACCOUNT ADJUSTMENTS


On the first day of each Policy Anniversary the difference between the amount required in the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.


LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the Life Insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.


Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted, when a portion of the Loan Account is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.


POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

A Policy may be surrendered for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. The Net Cash Surrender Value will be determined as of the end of the Business

Day on which the Company receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate. See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a surrender of the Policy.

PARTIAL WITHDRAWALS

A policyowner may make a partial withdrawal of the Net Cash Surrender Value after the first Policy Anniversary. The minimum partial withdrawal amount is $500. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges." See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a partial withdrawal from the Policy.

If the withdrawal would cause the Policy Value to fall below $25,000, we will treat the withdrawal request as a full surrender of the Policy.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

A partial withdrawal will cause a reduction in Face Amount. The Face Amount will be reduced by an amount equal to (a) multiplied by (b) where:

(a)  is the Face Amount prior to the withdrawal; and

(b) is the Policy Value after the withdrawal, divided by the Policy Value prior to the withdrawal.



If the reduction in the Face Amount would require the return of premiums in order for the policy to qualify as life insurance under Section 7702 of the Code, or any other equivalent section of the Code, then we will return premiums, with interest, in the year of reduction, or in any subsequent year that the return of premiums is required. If necessary, we will also limit the amount of the withdrawal so that the Face Amount does not fall below the Face Amount associated with the minimum initial premium of $25,000 . The decrease in Face Amount will be effective as of the date of the withdrawal.


LAPSE AND REINSTATEMENT

LAPSE

Unless the Lapse Protection Benefit is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A Policy could also lapse if the Policy Debt is greater than the Cash Surrender Value since the Lapse Protection Benefit terminates on any date that the Policy Debt exceeds the Cash Surrender Value. The Company will notify the policyowner of the default and will allow a 61 day grace period (from the date the Policy goes into default) in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the sum of (a) the monthly deductions due at the date of default and (b) the amount equal to the monthly deductions due to the later of the next Policy Anniversary or for at least three Policy Months. If the required payment is not received by the end of the grace period, the Policy will terminate with no value. See section entitled "Tax Treatment of the Policy - Lapse or Surrender" for a discussion of the potential Federal income tax implications of a lapse of the Policy.

DEATH DURING GRACE PERIOD

If the Life Insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

REINSTATEMENT

A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) In the case of a Survivorship Policy, the Policy may not be reinstated if any of the Life Insured have died since the Policy lapsed;

(b) Evidence of the Life Insured's insurability, satisfactory to the Company is provided to the Company; and

(c) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus an amount equal to the Monthly Deductions due until the next Policy Anniversary or for at least three Policy Months is paid.

If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated. See section entitled "Tax Treatment of the Policy - Lapse or Surrender" for a discussion of the potential Federal income tax implications of a lapse and subsequent reinstatement of the Policy.

TERMINATION

The Policy will terminate on the earliest to occur of the following events:

(a) the end of the grace period for which the policyowner has not paid the amount necessary to bring the Policy out of default,

(b)  surrender of the Policy for its Net Cash Surrender Value;


(c)  the Maturity Date ;


(d)  the death of the Life Insured.

THE GENERAL ACCOUNT

The general account of the Company consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the general account.


By virtue of exclusionary provisions, interests in the general account of the Company have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.


FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. The Company will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

     (a)  the portion of the net premiums allocated to it; plus

     (b)  any amounts transferred to it; plus

     (c)  interest credited to it; less

     (d)  any charges deducted from it; less

     (e)  any partial withdrawals from it; less

     (f)  any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, the Company guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

ASSIGNMENT OF RIGHTS

The Company will not be bound by an assignment until it receives a copy of the assignment at its Service Office. The Company assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the Life Insured's lifetime by giving written notice to Manulife New York in a form satisfactory to the Company. The change will take effect as of the date such notice is signed but will not apply to any payments made or actions taken by the Company prior to receiving such written notice. If the Life Insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the Life Insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the Life Insured, the Company will pay the insurance benefit as if the beneficiary had died before the Life Insured.

INCONTESTABILITY

The Company will not contest the validity of a Policy after it has been in force during the Life Insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the Life Insured for two years from the date of such increase. If a Policy has been reinstated and been in force during the lifetime of the Life Insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the Life Insured in the Policy are incorrect, the Company will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the Life Insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

The Company reserves the right to obtain evidence of the manner and cause of death of the Life Insured.

SUPPLEMENTARY BENEFITS


Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing a lapse protection benefit . More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deduction.


TAX TREATMENT OF THE POLICY

INTRODUCTION


The following discussion of the Federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.



         This discussion does not address state or local tax consequences associated with the purchase of the Policy. In addition, the Company makes no guarantee regarding any tax treatment -- Federal, state or local -- of any policy or of any transaction involving a policy.


THE COMPANY'S TAX STATUS

         The Company is taxed as a life insurance company under the Code. Since the operations of the Separate Account are a part of, and are taxed with, the operations of the Company, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Policy. The Company does not anticipate that it will incur any Federal income tax liability attributable to such income and gains of the Separate Account, and therefore the Company does not intend to make any provision for such taxes. If the Company is taxed on investment income or capital gains of the Separate Account, then the Company may impose a charge against the Separate Account to make provision for such taxes. The Company's Federal tax liability is increased, however, in respect of the Policies because of the Federal tax law's treatment of deferred acquisition costs (for which the Company imposes a Federal tax charge) (see "CHARGES AND DEDUCTIONS").

TAXATION OF LIFE INSURANCE POLICIES IN GENERAL

TAX STATUS OF THE POLICY

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

- The Policy must satisfy the definition of life insurance under Section 7702 of the Code.

- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

- The Policy must be a valid life insurance contract under applicable state law.

- The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE


Section 7702 of the Code sets forth a definition of a life insurance contract for Federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. Only the Guideline Premium Test is permitted under the Policy. The Guideline Premium Test requires a minimum death benefit and in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.



With respect to a Policy that is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.


With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for Federal tax purposes.


INVESTOR CONTROL


In certain circumstances, owners of variable life insurance Policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.



The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.


         The remainder of this discussion assumes that the Policy will be treated as a life insurance Policy for Federal tax purposes.

TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS

         In general, the amount of the death benefit payable from a Policy by reason of the death of the insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the death benefit being taxable.

         If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

Tax Deferral During Accumulation Period

         Under existing provisions of the Code, except as described below, any increase in a policyowner's Policy value is generally not taxable to the policyowner unless amounts are received (or are deemed to be received) from the Policy prior to the insured's death.

Lapse or Surrender

         Upon a lapse or surrender of the Policy, the amount received will be includible in the policyowner's income to the extent the amount received exceeds the "investment in the Policy." If there is any debt at the time of a lapse or surrender, such debt will be treated as an amount received by the policyowner. The "investment in the Policy" generally is the aggregate amount of premium payments and other consideration paid for the Policy, less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. A subsequent reinstatement will not change this tax treatment of a surrendered or lapsed Policy.

Policies Which Are MECs

         Characterization of a Policy as a MEC. Section 7702A establishes a class of life insurance contracts designated as Modified Endowment Contracts ("MECs"), which applies to Policies entered into or materially changed after June 20, 1988. In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy paid up future benefits after the payment of seven level annual premiums (the "seven-pay test"). The determination of whether a Policy will be a MEC after a material change generally depends upon the relationship of the death benefit and the Policy Value at the time of such change and the additional premiums paid in the seven years following the material change. In general, this Policy will constitute a MEC unless:


(1) it was received in exchange for another life insurance policy which was not a MEC,



(2) no premium payments (other than the exchanged policy) are paid into the Policy during the first seven Policy years, and



(3) the death benefit on the new Policy is not less than the death benefit on the exchanged policy.


If the death benefit on the new policy is less than the death benefit on the exchanged policy, the new policy may become a MEC if (1) the exchanged policy was, at the time of the exchange, subject to the MEC rules, (2) premiums payments had been made to the old policy after it had become subject to the MEC rules, and (3) the exchanged policy was in a seven-pay test period at the time of exchange or, in the case of a Survivorship Policy, the Policy was issued (or deemed issued) after September 13, 1989.

In addition, even if the Policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the Policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven Policy years.

         Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the Policy value exceeds the investment in the Policy. The amount of any loan (including unpaid interest thereon) under the Policy will be treated as a withdrawal from the Policy for tax purposes. In addition, if the policyowner assigns or pledges any portion of the value of a Policy (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal from the Policy for tax purposes. The policyowner's investment in the Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy which is a MEC, a policyowner should consult a qualified tax advisor.


         Penalty Tax. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to 10% of the portion of the withdrawal that is includible in income, unless the withdrawals are made
(1) after the policyowner attains age 591/2, (2) because the policyowner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the policyowner (or the joint lives or life expectancies of the policyowner and his or her beneficiary, as defined in the tax law).


         Aggregation of Policies. All life insurance Policies which are MECs and which are purchased by the same person from the Company or any of its affiliates within the same calendar year will be aggregated and treated as one Policy for purposes of determining the amount of a withdrawal (including a deemed withdrawal) that is includible in income. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

         Tax Treatment of Withdrawals Generally. If the Policy is not a MEC (described above), the amount of any withdrawal from the Policy will be treated first as a non-taxable recovery of premium payments and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the Policy immediately before the withdrawal.

         Certain Distributions Required by the Tax Law in the First 15 Policy Years. As indicated under "Payments," Section 7702 places limitations on the amount of premium payments that may be made and the Policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may result upon a decrease in the face amount, if withdrawals are made, and in certain other instances.

         Tax Treatment of Loans. If a Policy is not a MEC, a loan received under the Policy generally will be treated as indebtedness of the policyowner. As a result, no part of any loan under such a Policy will constitute income to the policyowner so long as the Policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a policy lapses (or if all Policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in the policyowner's income.

Survivorship Policies


         Although the Company believes that the Policy, when issued as a Survivor Policy, complies with Section 7702 of the Code, the manner in which
Section 7702 should be applied to Survivor Policies is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under
Section 7702 regarding this form of Policy, there is necessarily some uncertainty whether a Survivor Policy will meet the Section 7702 definition of a life insurance Policy. Prospective policyowners considering purchase of the Policy as a Survivor Policy should consult a qualified tax adviser.


         Where the policyowner of the Policy is the last surviving insured, the death proceeds will generally be includible in the policyowner's estate on his or her death for purposes of the Federal estate tax. If the policyowner dies and was not the last surviving insured, the fair market value of the Policy would be included in the policyowner's estate. In general, no part of the Policy value would be includible in the last surviving insured's estate if he or she neither retained incidents of policyownership at death nor had given up policyownership within three years before death.

Treatment of Maturity Benefits

         At the maturity date, the surrender value will be paid to the policyowner, and this amount will be includible in income to the extent the amount received exceeds the investment in the Policy

Actions to Ensure Compliance with the Tax Law

         The Company believes that the maximum amount of premium payments it has determined for the Policies will comply with the Federal tax definition of life insurance. The Company will monitor the amount of premium payments, and, if the premium payments during a Policy year exceed those permitted by the tax law, the Company will refund the excess premiums within 60 days of the end of the Policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. The Company also reserves the right to increase the death benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the Federal tax definition of life insurance.

Other Considerations

         Changing the policyowner, exchanging the Policy, and other changes under the Policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change.


         Federal estate tax, state and local estate and inheritance tax, and other tax consequences of policyownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary. Federal estate tax is integrated with Federal gift tax under a unified rate schedule. In general, estates valued at less than the "applicable exclusion amount" will not incur a Federal estate tax liability. The applicable exclusion amount for decedents dying in 2001 is $675,000 and increases annually until it reaches $1,000,000 for decedents dying in 2006 and after. In addition, an unlimited marital deduction may be available for Federal estate and gift tax purposes.



         If the policyowner (whether or not he or she is an insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping tax, the amount subject to tax being the value of the Policy. The generation-skipping tax provisions generally apply to transfers which would be subject to the gift or estate tax rules. Individuals are generally allowed an aggregate generation-skipping tax exemption of $1 million. For generation skipping transfers of decedents dying after 1998, this exemption is indexed for inflation.



         Because the Federal estate tax, gift tax, and generation skipping tax rules are complex, prospective Policyowners should consult a qualified tax adviser before using this Policy for estate planning purposes.


DISALLOWANCE OF INTEREST DEDUCTIONS


         The Policy generally will be characterized as a single premium life insurance Policy under Section 264 of the Code and, as a result, interest paid on any loans under the Policy will not be tax deductible, irrespective of whether the policyowner is an individual or a non-natural entity, such as a corporation or a trust. In addition, in the case of Policies issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of policyownership of a Policy even if no loans are taken under the Policy. An exception to the latter rule is provided for certain life insurance Policies which cover the life of an individual who is a 20-percent policyowner, or an officer, director, or employee of, a trade or business. Entities that are considering purchasing the policy, or entities that will be beneficiaries under a Policy, should consult a tax adviser.


FEDERAL INCOME TAX WITHHOLDING

         The Company will withhold and remit to the Federal government a part of the taxable portion of withdrawals made under a Policy unless the policyowner notifies the Company in writing at or before the time of the withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the policyowner requests that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, the policyowner will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. The policyowner may also be required to pay penalties under the estimated tax rules, if the policyowner's withholding and estimated tax payments are insufficient to satisfy the policyowner's total tax liability.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, the Company will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which:

(i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),

(ii)      trading on the New York Stock Exchange is restricted,

(iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or

(iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.

REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, the Company will send the policyowner a statement showing, among other things:

     -    the amount of death benefit;

     - the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

     - the value of the units in each Investment Account to which the Policy Value is allocated;

     -    the Policy Debt and any loan interest charged since the last report;

     - the premiums paid and other Policy transactions made during the period since the last report; and

     -    any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

MSS is a Delaware limited liability company organized on October 1, 1997, with its principal offices located at 73 Tremont Street, Boston, Massachusetts 02108. MSS acts as the principal underwriter of, and continuously offers, the Policies pursuant to an Underwriting and Distribution Agreement with us. MSS is a subsidiary of Manulife North America, the ultimate parent of which is Manulife Financial. We have a 10% equity interest in MSS. MSS is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as our insurance agent.


The Policies will be sold by registered representatives of broker-dealers having distribution agreements with MSS who are also licensed by the New York State Insurance Department and appointed with Manulife New York. A registered representative will receive commissions not to exceed either (a) 7% of premiums in the first year or (b) 5.75% of premiums in the first year and .25% of Net Policy Value annually beginning 19 months after issuance of the Policy.


RESPONSIBILITIES ASSUMED BY MANULIFE NEW YORK AND MSS

The Company has entered into an agreement with MSS pursuant to which MSS will pay selling broker dealers maximum commission and expense allowance payments pursuant to limitations imposed by New York Insurance Law. The Company will prepare and maintain all books and records required to be prepared and maintained by MSS with respect to the Policies, and send all confirmations required to be sent by MSS with respect to the Policies. The Company will pay MSS for expenses incurred and services performed under the terms of the agreement in such amounts and at such times as agreed to by the parties.

Manulife Financial has also entered into a Service Agreement with us pursuant to which Manulife Financial or its designee will provide to us all issue, administrative, general services and recordkeeping functions on our behalf with respect to all of our insurance policies including the Policies.

Finally, the Company may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of an insured.

VOTING RIGHTS


As stated previously, all of the assets held in each sub- account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. The Company is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, the Company will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by the Company in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable Federal securities laws or regulations change so as to permit the Company to vote shares held in the Separate Account in its own right, it may elect to do so.


The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by the Company, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.


The Company may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management policy. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that the Company reasonably disapproves such changes in accordance with applicable Federal regulations. If the Company does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.


SUBSTITUTION OF PORTFOLIO SHARES


It is possible that in the judgment of the management of the Company, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, the Company may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.



The Company also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable Federal and state law.


RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS


The Company is subject to the regulation and supervision by the New York Department of Insurance, which periodically examines its financial condition and operations. Regulation by supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulation of the type and amounts of permitted investments. Our books and accounts are subject to review by the New York Insurance Department and other supervisory agencies at all times, and we file annual statements with these agencies.


LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS


The financial statements of The Manufacturers Life Insurance Company of New York at December 31, 2000 and 1999, and for each of the three years ended December 31, 2000 and the financial statements of Separate Account B of The Manufacturers Life Insurance Company of New York for the period of August 26, 1999 to December 31, 1999 and for the year ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FURTHER INFORMATION


A registration statement under the Securities Act of 1933 has been filed with the SEC. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.


For further information you may also contact the Company's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS

The directors and executive officers of the Company, together with their principal occupations during the past five years, are as follows:


Name, Age and Principal      Position with
Business Address               the Company        Principal Occupation
------------------------------------------------------------------------------------------------------------------------------------
Bruce Avedon                  Director*           Director, Manulife New York, March 1992 to present; Consultant
Age: 72                                           (self-employed)  September 1983 to present.
6601 Hitching Post Lane
Cincinnati, OH 45230

Thomas Borshoff                Director*          Director, Manulife New York, February 1999 to present; Self-employed,
Age:  54                                          Real Estate Owner/Manager; Chief Executive Officer and Chairman, First
536 Stone Road                                    Federal Savings and Loan of Rochester, 1983 to 1997.
Pittsford, NY  14534

James R. Boyle                Director*           Director, Manulife New York, August 1999 to present; Senior Vice
Age: 41                                           President, U.S. Annuities, Manulife Financial, July 1999 to present;
500 Boylston Street                               President , Manulife North America, July 1999 to present; Treasurer,
Boston, MA  02116                                 Manufacturers Investment Trust, June 1998 to present; Vice President,
                                                  Institutional Markets, Manulife Financial, May 1998 to July
                                                  1999; Vice President, Administration and Chief Administrative Officer, Manulife
                                                  North America, September 1996 to May 1998; Vice President, Chief
                                                  Financial Officer and Chief Administrative

Name, Age and Principal      Position with
Business Address               the Company        Principal Occupation
------------------------------------------------------------------------------------------------------------------------------------
                                                  Officer, Manulife North America, August 1994 to September 1996.

Robert A. Cook               Director*            Director, ManEquity, Inc., April 1999 to present; Director,
Age: 46                                           Manulife New York, February 1999 to present; Senior Vice
73 Tremont Street                                 President, U.S. Insurance, Manulife Financial, 1995 to
Boston, MA 02108                                  December 1998.

John  D. DesPrez III         Director* and        Executive Vice President, U.S. Operations, Manulife Financial, January
Age: 44                      Chairman of          1999 to present; Director, Manulife Wood Logan, October 1996 to
73 Tremont Street            the Board of         present; Director, September 1996 to present and Chairman of the
Boston, MA 02108             Directors            Board, January 1999 to present; of Manulife North America; President,
                                                  Manulife North America, September 1996 to December 1998; President, MIT September
                                                  to present; Senior Vice President, U.S. Annuities, Manulife Financial,
                                                  September 1996 to December 1998; Vice President, Mutual Funds, Manulife
                                                  Financial, January 1995 to September 1996; Director, MWL, December 1995 to
                                                  present; Director, Wood Logan Distributors, March 1993 to present;
                                                  President, North  American Funds, March 1993 to September 1996; Director,
                                                  Manulife New York, March 1992 to present;

Ruth Ann Fleming             Director*            Director, Manulife New York, March 1992 to present; Attorney,
Age: 42                                           consulting services and pro bono activities.
205 Highland Avenue
Short Hills, NJ 07078

James D. Gallagher           Director* and        President, Manufacturers Investment Trust, February 2001 to Present,
Age: 46                      President            President, The Manufacturers Life Insurance Company of New York, August
73 Tremont Street                                 1999 to Present, Vice President, Secretary and General Counsel, The
Boston, MA 02108                                  Manufacturers Life Insurance Company (USA), January 1997 to present;
                                                  Secretary and General Counsel, ManufacturersAdviser Corporation, January
                                                  1997 to present; Vice President, Chief Legal Officer and Government Relations-
                                                  U.S. Operations, The Manufacturers Life Insurance Company, January 1996 to
                                                  present; Vice President, Secretary and General Counsel, The Manufacturers Life
                                                  Insurance Company of North America, 1994 to present.



David W. Libbey              Treasurer            Vice President, Treasurer and Chief Financial Officer, Manulife North
Age: 54                                           America, December 1997 to present; Treasurer, Manulife New York,
500 Boylston Street                               November 1997 to present; Vice President, Finance, Manulife North
Boston, MA  02116                                 America, June 1997 to December 1997; Vice President, Finance,
                                                  Annuities, Manulife Financial, June 1997 to present; Vice President &
                                                  Actuary, Paul Revere Insurance Group, June 1970 to March 1997

Neil M. Merkl, Esq.          Director*            Director, Manulife New York, December 1995 to present; Attorney
Age:  70                                          (self-employed), April 1994 to present; Attorney, Wilson Elser, 1979 to
35-35 161st Street                                1994.
Flushing, NY 11358

James P. O'Malley            Director*            Senior Vice President, U.S. Pensions, Manulife Financial, January 1999

Name, Age and Principal      Position with
Business Address               the Company        Principal Occupation
------------------------------------------------------------------------------------------------------------------------------------
Age:55                                            to present; Director, Manulife New York, November 1998 to present;
200 Bloor Street East                             Director, ManAmerica, November 1998 to present; Vice President,
Toronto, Ontario                                  Systems New Business Pensions, Manulife Financial, 1984 to December
Canada M4W 1E5                                    1998.

James K. Robinson            Director*            Director, Manulife New York, March 1992 to present; Retired; Attorney
Age:74                                            and Assistant Secretary, Eastman Kodak Company, 1958 to 1991.
7 Summit Drive
Rochester, NY 14620

Gretchen Swanz               Secretary and        Secretary and Counsel, Manulife New York,  February 2000 to
Age: 32                      Counsel              present;  Counsel, Manulife Financial,  February 1999 to present.
Tremont Street
Boston, MA 02108

John Ostler                  Appointed            Appointed Actuary, Manulife New York, November 2000 to present
Age: 47                      Actuary              Vice President and Chief Financial Officer, U.S. Operations,  The
200 Bloor Street East                             Manufacturers Life Insurance Company (U.S.A.), October 1, 2000 to present;
Toronto, Ontario                                  Vice President and Corporate Actuary, The Manufacturers Life Insurance
Canada M4W 1E5                                    Company, March 1998 to September 2000; Vice President & CFO U.S.
                                                  Individual Insurance, The Manufacturers Life Insurance Company, 1992 to
                                                  March 1998; Vice President, U.S. Insurance Products, The Manufacturers
                                                  Life Insurance Company, 1990-1992; Assistant Vice President & Pricing
                                                  Actuary , U.S. Insurance, The Manufacturers Life Insurance Company,
                                                  1988-1990.



*Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.

                                   APPENDIX A

                                   DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age
on any date is the Life Insured's age on his or her nearest birthday. If no specific date is mentioned, Age means the Life Insured's age on the Policy Anniversary nearest to the birthday.

Attained Age
on any date is the Age at issue plus the number of whole years that have elapsed since the Policy Date. In the case of a Survivorship Policy, Attained Age is based on the youngest Life Insured at issue of the Policy.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the sum of (a) the Surrender Charge and (b) any outstanding Monthly Deductions due.

The Company (or "we," "us" or "our")
refers to The Manufacturers Life Insurance Company of New York.

Earnings
is an amount calculated in relation to a loan and free withdrawals. The amount is calculated as of the date the Company receives the request for the loan or the free withdrawal and is equal to the Policy Value less the sum of (a) the value of any Policy Debt and (b) total premiums paid.

Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. In either case, the Company will take the first Monthly Deduction on the Effective Date.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Guideline Single Premium
is the maximum premium that can be paid under the Guideline Premium Test (described under "Life Insurance Qualification") which will still allow the Policy to qualify as life insurance for tax purposes under Section 7702 of the Code.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Life Insured
is the person or persons whose life (or lives) is (are) covered by the Policy. In the case of a Survivorship Policy, all provisions of the Policy which are based on the death of the Life Insured will be based on the death of the last survivor of the persons so named and reference to the youngest of the Life Insured means the youngest person insured under the Policy when it is first issued.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Maturity Date
is the date shown in the Policy. In the case of a Single Life Policy, it is the Policy Anniversary nearest Attained Age 100 of the Life Insured. In the case of a Survivorship Policy, it is the Policy Anniversary nearest Attained Age 100 of the youngest of the Life Insured at issue.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.


Net Premium
is the gross premium paid less any charges deducted from each premium payment. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.


Policy Date
is the date coverage takes effect under the Policy, provided the underwriting process has been completed to the Company's satisfaction and the Company has received the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

     (a)  is the total amount of loans borrowed as of such date;
     (b) is the total amount of any unpaid loan interest charges which have been borrowed against the policy on a Policy Anniversary;
     (c) is any interest charges accrued from the last Policy Anniversary to the current date; and
     (d)  is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Single Life Policy
is a modified single premium variable life insurance policy offered on a single life basis under the Policy described in this Prospectus.

Separate Account
refers to Separate Account B of the Company.

Service Office Address
is P.O. Box 633, Niagara Square Station, Buffalo, New York  14201-0633.

Surrender Charge Period
is the period following the Issue Date during which the Company will assess surrender charges. Surrender charges will apply during this period if the Policy terminates due to default, if the policyowner surrenders the Policy or makes a partial withdrawal.

Survivorship Policy
is a modified single premium survivorship variable life insurance policy offered on a survivorship basis under the Policy described in this Prospectus.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

                                   APPENDIX B

APPENDIX B

SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables are based on initial premiums of $25,000 and $100,000. A male age 55 and a female age 55 are illustrated for the single life Policy. A male age 55 and female age 50 are illustrated for the last survivorship Policy.

The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.


The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect a simple average of those Portfolios' current expenses, which is approximately 0.981% per annum.
The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of - 0.976%, 4.965% and 10.907%. The expense of the Portfolios may fluctuate from year to year but are assumed to remain constant for purposes of these tables. The illustrations reflect the expense reimbursement in effect for the Lifestyle Trusts. In the absence of such expense reimbursement, the average of the Portfolio's current expenses would have been 0.991% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of - 0.986%, 4.955% and 10.896%. The expense reimbursement for the Lifestyle Trusts is expected to remain in effect during the fiscal year ended December 31, 2000 and the fiscal year ended December 31, 2000. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.


The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each Policy, one based on current cost of insurance charges assessed by the Company and the other based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables. Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes and any additional ratings, face amount and planned premium requested.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.


The Policies have been offered to the public only since approximately May 1, 2001. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 55
                         $25,000 PLANNED SINGLE PREMIUM
                               $73,724 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return

End Of      Accumulated    Policy    Cash       Death    Policy        Cash       Death          Policy     Cash            Death
Policy         Premiums    Value     Surrender  Benefit  Value         Surrender  Benefit        Value      Surrender       Benefit
  Year (1)          (2)              Value                             Value                                Value
         1       26,250    24,222     22,249    73,724    25,682       23,577      73,724         27,143      24,904        73,724
         2       27,563    23,421     21,730    73,724    26,351       24,423      73,724         29,453      27,433        73,724
         3       28,941    22,596     21,172    73,724    27,007       25,271      73,724         31,951      30,181        73,724
         4       30,388    21,734     20,564    73,724    27,639       26,118      73,724         34,651      33,130        73,724
         5       31,907    20,831     19,899    73,724    28,245       26,974      73,724         37,573      36,302        73,724
         6       33,502    19,897     19,186    73,724    28,835       27,814      73,724         40,757      39,736        73,724
         7       35,178    18,925     18,419    73,724    29,405       28,634      73,724         44,231      43,489        73,724
         8       36,936    17,911     17,661    73,724    29,953       29,547      73,724         48,030      47,624        73,724
         9       38,783    16,850     16,833    73,724    30,476       30,445      73,724         52,195      52,164        73,724
        10       40,722    15,725     15,725    73,724    30,962       30,962      73,724         56,769      56,769        73,724
        15       51,973     9,559      9,559    73,724    34,534       34,534      73,724         91,339      91,339       105,953
        20       66,332     1,170      1,170    73,724    37,960       37,960      73,724        147,716     147,716       158,056
        25       84,659     0 (3)      0 (3)     0 (3)    40,192       40,192      73,724        240,020     240,020       252,021
        30      108,049                                   38,317       38,317      73,724        387,931     387,931       407,328
        35      137,900                                   24,775       24,775      73,724        621,246     621,246       652,308
        40      176,000                                        0 (3)        0 (3)       0 (3)    998,392     998,392     1,008,376
        45      224,625                                                                        1,639,907   1,639,907     1,639,907

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 55
                         $25,000 PLANNED SINGLE PREMIUM
                               $73,724 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return

End Of      Accumulated    Policy    Cash        Death    Policy     Cash       Death       Policy      Cash         Death
Policy         Premiums    Value     Surrender   Benefit  Value      Surrender  Benefit     Value       Surrender    Benefit
  Year (1)          (2)              Value                           Value                              Value
         1       26,250    24,222     22,249     73,724    25,682    23,577     73,724       27,143      24,904        73,724
         2       27,563    23,143     21,474     73,724    26,076    24,171     73,724       29,183      27,162        73,724
         3       28,941    22,036     20,652     73,724    26,446    24,750     73,724       31,395      29,624        73,724
         4       30,388    20,897     19,778     73,724    26,788    25,310     73,724       33,797      32,276        73,724
         5       31,907    19,717     18,842     73,724    27,095    25,844     73,724       36,409      35,138        73,724
         6       33,502    18,488     17,835     73,724    27,360    26,345     73,724       39,254      38,234        73,724
         7       35,178    17,200     16,747     73,724    27,578    26,807     73,724       42,362      41,595        73,724
         8       36,936    15,841     15,624     73,724    27,736    27,330     73,724       45,761      45,355        73,724
         9       38,783    14,394     14,379     73,724    27,822    27,791     73,724       49,491      49,460        73,724
        10       40,722    12,843     12,843     73,724    27,823    27,823     73,724       53,597      53,597        73,724
        15       51,973     3,272      3,272     73,724    27,597    27,597     73,724       85,218      85,218        98,853
        20       66,332     0 (3)      0 (3)     73,724    22,343    22,343     73,724      136,275     136,275       145,814
        25       84,659     0 (3)      0 (3)      0 (3)     3,615     3,615     73,724      219,348     219,348       230,316
        30      108,049                                     0 (3)     0 (3)      0 (3)      349,743     349,743       367,230
        35      137,900                                                                     549,239     549,239       576,701
        40      176,000                                                                     869,636     869,636       878,333
        45      224,625                                                                   1,428,345   1,428,345     1,428,345

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 55
                         $100,000 PLANNED SINGLE PREMIUM
                              $305,427 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return

End Of      Accumulated    Policy    Cash       Death     Policy    Cash        Death        Policy      Cash          Death
Policy      Premiums       Value     Surrender  Benefit   Value     Surrender   Benefit      Value       Surrender     Benefit
  Year (1)          (2)              Value                          Value                                Value
         1      105,000    97,133     89,218    305,427   102,982    94,536     305,427      108,831      99,854       305,427
         2      110,250    94,160     87,357    305,427   105,911    98,158     305,427      118,350     110,267       305,427
         3      115,763    91,077     85,334    305,427   108,788   101,790     305,427      128,638     121,554       305,427
         4      121,551    87,835     83,100    305,427   111,572   105,489     305,427      139,748     133,664       305,427
         5      127,628    84,411     80,628    305,427   114,250   109,166     305,427      151,771     146,688       305,427
         6      134,010    80,854     77,961    305,427   116,868   112,785     305,427      164,867     160,783       305,427
         7      140,710    77,134     75,064    305,427   119,408   116,324     305,427      179,149     176,066       305,427
         8      147,746    73,235     72,207    305,427   121,860   120,235     305,427      194,764     193,139       305,427
         9      155,133    69,133     69,060    305,427   124,214   124,089     305,427      211,875     211,750       305,427
        10      162,889    64,762     64,762    305,427   126,421   126,421     305,427      230,658     230,658       305,427
        15      207,893    40,636     40,636    305,427   142,230   142,230     305,427      372,783     372,783       432,428
        20      265,330     7,373      7,373    305,427   157,783   157,783     305,427      604,665     604,665       646,992
        25      338,635     0 (3)      0 (3)      0 (3)   169,038   169,038     305,427      984,309     984,309     1,033,524
        30      432,194                                   164,891   164,891     305,427    1,592,684   1,592,684     1,672,318
        35      551,602                                   117,387   117,387     305,427    2,552,371   2,552,371     2,679,990
        40      703,999                                     0 (3)     0 (3)       0 (3)    4,103,666   4,103,666     4,144,703
        45      898,501                                                                    6,742,291   6,742,291     6,742,291

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 55
                         $100,000 PLANNED SINGLE PREMIUM
                              $305,427 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return

End Of      Accumulated    Policy    Cash        Death     Policy    Cash       Death        Policy     Cash         Death
Policy         Premiums    Value     Surrender   Benefit   Value     Surrender  Benefit      Value      Surrender    Benefit
  Year (1)          (2)              Value                           Value                              Value
         1      105,000    97,133     89,218     305,427   102,982    94,536    305,427      108,831      99,854       305,427
         2      110,250    92,990     86,282     305,427   104,753    97,093    305,427      117,208     109,125       305,427
         3      115,763    88,727     83,150     305,427   106,426    99,596    305,427      126,285     119,201       305,427
         4      121,551    84,321     79,800     305,427   107,987   102,026    305,427      136,137     130,053       305,427
         5      127,628    79,742     76,196     305,427   109,408   104,355    305,427      146,844     141,761       305,427
         6      134,010    74,953     72,301     305,427   110,663   106,579    305,427      158,503     154,420       305,427
         7      140,710    69,916     68,068     305,427   111,720   108,636    305,427      171,225     168,142       305,427
         8      147,746    64,577     63,690     305,427   112,536   110,911    305,427      185,137     183,512       305,427
         9      155,133    58,873     58,812     305,427   113,060   112,935    305,427      200,388     200,263       305,427
        10      162,889    52,732     52,732     305,427   113,234   113,234    305,427      217,163     217,163       305,427
        15      207,893    14,518     14,518     305,427   113,150   113,150    305,427      346,680     346,680       402,149
        20      265,330     0 (3)      0 (3)     305,427    92,530    92,530    305,427      556,165     556,165       595,097
        25      338,635     0 (3)      0 (3)       0 (3)    16,876    16,876    305,427      896,989     896,989       941,839
        30      432,194                                      0 (3)     0 (3)      0 (3)    1,431,995   1,431,995     1,503,595
        35      551,602                                                                    2,250,582   2,250,582     2,363,112
        40      703,999                                                                    3,565,240   3,565,240     3,600,893
        45      898,501                                                                    5,857,584   5,857,584     5,857,584

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE NON-SMOKER ISSUE AGE 55
                         $25,000 PLANNED SINGLE PREMIUM
                               $86,857 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return

End Of      Accumulated    Policy    Cash        Death    Policy     Cash       Death      Policy      Cash            Death
Policy         Premiums    Value     Surrender   Benefit  Value      Surrender  Benefit    Value       Surrender       Benefit
  Year (1)          (2)              Value                           Value                             Value
         1       26,250    24,236     22,262     86,857    25,697    23,590     86,857       27,157      24,917        86,857
         2       27,563    23,450     21,757     86,857    26,380    24,450     86,857       29,481      27,460        86,857
         3       28,941    22,638     21,211     86,857    27,047    25,308     86,857       31,988      30,217        86,857
         4       30,388    21,793     20,619     86,857    27,692    26,171     86,857       34,695      33,174        86,857
         5       31,907    20,903     19,967     86,857    28,305    27,035     86,857       37,616      36,345        86,857
         6       33,502    19,980     19,266     86,857    28,898    27,877     86,857       40,787      39,766        86,857
         7       35,178    19,023     18,513     86,857    29,470    28,699     86,857       44,238      43,497        86,857
         8       36,936    18,029     17,776     86,857    30,020    29,613     86,857       48,003      47,596        86,857
         9       38,783    17,016     16,998     86,857    30,563    30,531     86,857       52,128      52,097        86,857
        10       40,722    15,975     15,975     86,857    31,092    31,092     86,857       56,653      56,653        86,857
        15       51,973    11,140     11,140     86,857    35,491    35,491     86,857       91,377      91,377       105,997
        20       66,332     5,400      5,400     86,857    40,507    40,507     86,857      148,589     148,589       158,991
        25       84,659     0 (3)      0 (3)      0 (3)    45,109    45,109     86,857      242,327     242,327       254,444
        30      108,049                                    46,880    46,880     86,857      393,657     393,657       413,339
        35      137,900                                    41,404    41,404     86,857      634,833     634,833       666,575
        40      176,000                                    15,767    15,767     86,857    1,025,847   1,025,847     1,036,105
        45      224,625                                     0 (3)     0 (3)      0 (3)    1,685,019   1,685,019     1,685,019

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE NON-SMOKER ISSUE AGE 55
                         $25,000 PLANNED SINGLE PREMIUM
                               $86,857 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return
                           -----------------------       -----------------------           -----------------------

End Of      Accumulated     Policy     Cash     Death    Policy    Cash       Death     Policy         Cash          Death
Policy         Premiums     Value    Surrender  Benefit  Value    Surrender   Benefit    Value       Surrender       Benefit
  Year (1)          (2)                Value                        Value                              Value
         1       26,250    24,236     22,262   86,857    25,697    23,590    86,857       27,157      24,917        86,857
         2       27,563    23,172     21,501   86,857    26,103    24,195    86,857       29,206      27,185        86,857
         3       28,941    22,097     20,709   86,857    26,497    24,797    86,857       31,434      29,663        86,857
         4       30,388    21,010     19,884   86,857    26,881    25,398    86,857       33,864      32,343        86,857
         5       31,907    19,911     19,026   86,857    27,254    25,995    86,857       36,516      35,245        86,857
         6       33,502    18,791     18,126   86,857    27,609    26,588    86,857       39,412      38,391        86,857
         7       35,178    17,645     17,178   86,857    27,940    27,169    86,857       42,575      41,810        86,857
         8       36,936    16,458     16,231   86,857    28,237    27,831    86,857       46,030      45,624        86,857
         9       38,783    15,215     15,199   86,857    28,486    28,455    86,857       49,805      49,773        86,857
        10       40,722    13,899     13,899   86,857    28,674    28,674    86,857       53,934      53,934        86,857
        15       51,973     6,435      6,435   86,857    30,041    30,041    86,857       85,899      85,899        99,643
        20       66,332     0 (3)      0 (3)   86,857    28,563    28,563    86,857      138,598     138,598       148,300
        25       84,659     0 (3)      0 (3)    0 (3)    18,688    18,688    86,857      224,467     224,467       235,690
        30      108,049                                   0 (3)     0 (3)     0 (3)      360,692     360,692       378,726
        35      137,900                                                                  571,205     571,205       599,765
        40      176,000                                                                  907,948     907,948       917,027
        45      224,625                                                                1,491,295   1,491,295     1,491,295

----------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE NON-SMOKER ISSUE AGE 55
                         $100,000 PLANNED SINGLE PREMIUM
                              $360,771 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return
                           -----------------------       -----------------------           -----------------------

End Of      Accumulated    Policy      Cash       Death    Policy    Cash      Death       Policy        Cash         Death
Policy         Premiums    Value     Surrender   Benefit   Value   Surrender   Benefit     Value       Surrender     Benefit
Year (1)            (2)                Value                          Value                              Value
         1      105,000    97,193     89,273    360,771   103,042    94,591   360,771      108,892      99,909       360,771
         2      110,250    94,282     87,469    360,771   106,031    98,268   360,771      118,467     110,384       360,771
         3      115,763    91,252     85,497    360,771   108,955   101,946   360,771      128,794     121,711       360,771
         4      121,551    88,079     83,329    360,771   111,795   105,711   360,771      139,938     133,855       360,771
         5      127,628    84,709     80,912    360,771   114,503   109,420   360,771      151,956     146,872       360,771
         6      134,010    81,196     78,289    360,771   117,131   113,048   360,771      165,000     160,917       360,771
         7      140,710    77,533     75,450    360,771   119,676   116,593   360,771      179,191     176,108       360,771
         8      147,746    73,710     72,675    360,771   122,133   120,508   360,771      194,664     193,039       360,771
         9      155,133    69,804     69,729    360,771   124,569   124,444   360,771      211,619     211,494       360,771
        10      162,889    65,776     65,776    360,771   126,958   126,958   360,771      230,210     230,210       360,771
        15      207,893    47,113     47,113    360,771   146,188   146,188   360,771      372,827     372,827       432,479
        20      265,330    24,677     24,677    360,771   168,270   168,270   360,771      608,057     608,057       650,621
        25      338,635     0 (3)      0 (3)      0 (3)   189,079   189,079   360,771      993,456     993,456     1,043,129
        30      432,194                                   199,123   199,123   360,771    1,615,657   1,615,657     1,696,440
        35      551,602                                   181,787   181,787   360,771    2,607,298   2,607,298     2,737,663
        40      703,999                                    89,363    89,363   360,771    4,215,023   4,215,023     4,257,173
        45      898,501                                     0 (3)     0 (3)     0 (3)    6,925,265   6,925,265     6,925,265

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE NON-SMOKER ISSUE AGE 55
                         $100,000 PLANNED SINGLE PREMIUM
                              $360,771 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return
                           -----------------------       -----------------------           -----------------------

End Of      Accumulated    Policy      Cash       Death    Policy      Cash      Death      Policy        Cash         Death
Policy         Premiums     Value    Surrender   Benefit   Value    Surrender   Benefit     Value       Surrender       Benefit
  Year (1)          (2)                Value                           Value                              Value
         1      105,000    97,193     89,273     360,771   103,042    94,591   360,771      108,892      99,909       360,771
         2      110,250    93,113     86,395     360,771   104,863    97,195   360,771      117,305     109,222       360,771
         3      115,763    88,979     83,385     360,771   106,641    99,796   360,771      126,454     119,370       360,771
         4      121,551    84,794     80,244     360,771   108,381   102,396   360,771      136,425     130,342       360,771
         5      127,628    80,546     76,960     360,771   110,075   104,992   360,771      147,306     142,223       360,771
         6      134,010    76,211     73,507     360,771   111,702   107,619   360,771      159,184     155,100       360,771
         7      140,710    71,756     69,852     360,771   113,237   110,153   360,771      172,153     169,069       360,771
         8      147,746    67,129     66,201     360,771   114,633   113,008   360,771      186,313     184,688       360,771
         9      155,133    62,263     62,197     360,771   115,834   115,709   360,771      201,775     201,650       360,771
        10      162,889    57,093     57,093     360,771   116,786   116,786   360,771      218,682     218,682       360,771
        15      207,893    27,512     27,512     360,771   123,315   123,315   360,771      349,440     349,440       405,350
        20      265,330     0 (3)      0 (3)     360,771   118,269   118,269   360,771      565,606     565,606       605,198
        25      338,635     0 (3)      0 (3)       0 (3)    78,866    78,866   360,771      917,817     917,817       963,708
        30      432,194                                      0 (3)     0 (3)     0 (3)    1,476,609   1,476,609     1,550,439
        35      551,602                                                                   2,340,187   2,340,187     2,457,196
        40      703,999                                                                   3,721,585   3,721,585     3,758,801
        45      898,501                                                                   6,114,480   6,114,480     6,114,480

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

           SINGLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                        MALE NON-SMOKER ISSUE AGE 55 AND
                         FEMALE NON-SMOKER ISSUE AGE 50
                         $25,000 PLANNED SINGLE PREMIUM
                              $136,940 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return
                           -----------------------       -----------------------           -----------------------

End Of         Accumulated   Policy       Cash       Death     Policy     Cash      Death        Policy      Cash         Death
Policy           Premiums     Value     Surrender   Benefit    Value    Surrender   Benefit      Value      Surrender     Benefit
  Year (1)          (2)                   Value                           Value                             Value

         1       26,250       24,324     22,342     136,940    25,786    23,671   136,940       27,248      25,000       136,940
         2       27,563       23,655     21,945     136,940    26,591    24,644   136,940       29,699      27,678       136,940
         3       28,941       22,991     21,540     136,940    27,414    25,650   136,940       32,369      30,598       136,940
         4       30,388       22,339     21,132     136,940    28,262    26,742   136,940       35,287      33,766       136,940
         5       31,907       21,696     20,720     136,940    29,135    27,865   136,940       38,474      37,203       136,940
         6       33,502       21,061     20,303     136,940    30,033    29,012   136,940       41,955      40,935       136,940
         7       35,178       20,432     19,879     136,940    30,954    30,184   136,940       45,758      45,036       136,940
         8       36,936       19,806     19,525     136,940    31,898    31,492   136,940       49,909      49,506       136,940
         9       38,783       19,182     19,161     136,940    32,864    32,833   136,940       54,443      54,412       136,940
        10       40,722       18,556     18,556     136,940    33,850    33,850   136,940       59,394      59,394       136,940
        15       51,973       16,037     16,037     136,940    40,949    40,949   136,940       96,474      96,474       136,940
        20       66,332       12,652     12,652     136,940    48,992    48,992   136,940      157,421     157,421       182,608
        25       84,659        7,285      7,285     136,940    57,573    57,573   136,940      257,188     257,188       275,191
        30      108,049        0 (3)      0 (3)       0 (3)    64,960    64,960   136,940      420,385     420,385       441,404
        35      137,900                                        66,549    66,549   136,940      683,967     683,967       718,165
        40      176,000                                        52,006    52,006   136,940    1,103,121   1,103,121     1,158,277
        45      224,625                                         0 (3)     0 (3)     0 (3)    1,781,531   1,781,531     1,799,346
        50      286,685                                                                      2,926,710   2,926,710     2,926,710

----------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

           SINGLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                        MALE NON-SMOKER ISSUE AGE 55 AND
                         FEMALE NON-SMOKER ISSUE AGE 50
                         $25,000 PLANNED SINGLE PREMIUM
                              $136,940 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return
                           -----------------------       -----------------------           -----------------------

End Of      Accumulated     Policy    Cash       Death      Policy     Cash     Death        Policy        Cash         Death
Policy         Premiums     Value    Surrender   Benefit    Value    Surrender  Benefit      Value      Surrender       Benefit
  Year (1)          (2)                Value                           Value                              Value

         1       26,250    24,324     22,342     136,940    25,786    23,671   136,940       27,248      25,000       136,940
         2       27,563    23,655     21,945     136,940    26,591    24,644   136,940       29,699      27,678       136,940
         3       28,941    22,991     21,540     136,940    27,414    25,650   136,940       32,369      30,598       136,940
         4       30,388    22,329     21,123     136,940    28,253    26,733   136,940       35,278      33,757       136,940
         5       31,907    21,666     20,692     136,940    29,106    27,835   136,940       38,446      37,175       136,940
         6       33,502    20,998     20,243     136,940    29,970    28,950   136,940       41,894      40,873       136,940
         7       35,178    20,321     19,771     136,940    30,842    30,072   136,940       45,648      44,925       136,940
         8       36,936    19,629     19,351     136,940    31,719    31,312   136,940       49,734      49,329       136,940
         9       38,783    18,918     18,898     136,940    32,595    32,563   136,940       54,181      54,150       136,940
        10       40,722    18,181     18,181     136,940    33,465    33,465   136,940       59,022      59,022       136,940
        15       51,973    14,498     14,498     136,940    39,349    39,349   136,940       95,105      95,105       136,940
        20       66,332     7,582      7,582     136,940    43,879    43,879   136,940      154,217     154,217       178,892
        25       84,659     0 (3)      0 (3)       0 (3)    43,569    43,569   136,940      250,089     250,089       267,595
        30      108,049                                     29,018    29,018   136,940      405,731     405,731       426,018
        35      137,900                                      0 (3)     0 (3)     0 (3)      651,725     651,725       684,312
        40      176,000                                                                   1,030,496   1,030,496     1,082,021
        45      224,625                                                                   1,635,244   1,635,244     1,651,596
        50      286,685                                                                   2,686,340   2,686,340     2,686,340

------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

           SINGLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                        MALE NON-SMOKER ISSUE AGE 55 AND
                         FEMALE NON-SMOKER ISSUE AGE 50
                         $100,000 PLANNED SINGLE PREMIUM
                              $571,810 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return            Gross Investment Return
                           -----------------------       -----------------------            -----------------------

End Of      Accumulated    Policy      Cash       Death    Policy      Cash     Death       Policy         Cash        Death
Policy         Premiums    Value     Surrender   Benefit   Value    Surrender   Benefit     Value       Surrender      Benefit
  Year (1)          (2)                Value                           Value                              Value

         1      105,000    97,562     89,608     571,810   103,419    94,933   571,810      109,276       100,258      571,810
         2      110,250    95,145     88,262     571,810   106,922    99,088   571,810      119,386       111,303      571,810
         3      115,763    92,739     86,879     571,810   110,504   103,421   571,810      130,402       123,318      571,810
         4      121,551    90,371     85,482     571,810   114,196   108,113   571,810      142,436       136,353      571,810
         5      127,628    88,036     84,069     571,810   117,998   112,914   571,810      155,584       150,500      571,810
         6      134,010    85,727     82,635     571,810   121,907   117,824   571,810      169,944       165,861      571,810
         7      140,710    83,434     81,170     571,810   125,921   122,838   571,810      185,626       182,542      571,810
         8      147,746    81,146     79,990     571,810   130,035   128,410   571,810      202,748       201,123      571,810
         9      155,133    78,858     78,772     571,810   134,246   134,121   571,810      221,446       221,321      571,810
        10      162,889    76,554     76,554     571,810   138,547   138,547   571,810      241,862       241,862      571,810
        15      207,893    67,480     67,480     571,810   169,081   169,081   571,810      394,540       394,540      571,810
        20      265,330    54,710     54,710     571,810   203,775   203,775   571,810      645,507       645,507      748,788
        25      338,635    33,638     33,638     571,810   241,009   241,009   571,810    1,056,416     1,056,416    1,130,365
        30      432,194     0 (3)      0 (3)       0 (3)   273,743   273,743   571,810    1,728,572     1,728,572    1,815,001
        35      551,602                                    283,395   283,395   571,810    2,814,200     2,814,200    2,954,910
        40      703,999                                    229,033   229,033   571,810    4,540,625     4,540,625    4,767,657
        45      898,501                                      0 (3)     0 (3)     0 (3)    7,334,881     7,334,881    7,408,230
        50    1,146,740                                                                  12,051,612    12,051,612   12,051,612

-----------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

           SINGLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                        MALE NON-SMOKER ISSUE AGE 55 AND
                         FEMALE NON-SMOKER ISSUE AGE 50
                         $100,000 PLANNED SINGLE PREMIUM
                              $571,810 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical               6% Hypothetical                   12% Hypothetical
                           Gross Investment Return       Gross Investment Return           Gross Investment Return
                           -----------------------       -----------------------           -----------------------

End Of      Accumulated     Policy    Cash       Death     Policy      Cash     Death       Policy          Cash        Death
Policy         Premiums     Value   Surrender   Benefit     Value    Surrender  Benefit      Value        Surrender      Benefit
  Year (1)          (2)                Value                           Value                                Value

         1      105,000    97,562     89,608     571,810   103,419    94,933   571,810      109,276       100,258      571,810
         2      110,250    95,145     88,262     571,810   106,922    99,088   571,810      119,386       111,303      571,810
         3      115,763    92,739     86,879     571,810   110,504   103,421   571,810      130,402       123,318      571,810
         4      121,551    90,333     85,446     571,810   114,158   108,075   571,810      142,400       136,316      571,810
         5      127,628    87,914     83,953     571,810   117,875   112,792   571,810      155,464       150,380      571,810
         6      134,010    85,464     82,383     571,810   121,643   117,560   571,810      169,684       165,601      571,810
         7      140,710    82,969     80,719     571,810   125,450   122,367   571,810      185,162       182,078      571,810
         8      147,746    80,406     79,262     571,810   129,279   127,654   571,810      202,005       200,380      571,810
         9      155,133    77,754     77,669     571,810   133,112   132,987   571,810      220,336       220,211      571,810
        10      162,889    74,985     74,985     571,810   136,927   136,927   571,810      240,288       240,288      571,810
        15      207,893    61,046     61,046     571,810   162,359   162,359   571,810      388,690       388,690      571,810
        20      265,330    33,571     33,571     571,810   182,327   182,327   571,810      631,821       631,821      732,912
        25      338,635     0 (3)      0 (3)       0 (3)   182,395   182,395   571,810    1,026,407     1,026,407    1,098,255
        30      432,194                                    123,729   123,729   571,810    1,666,992     1,666,992    1,750,342
        35      551,602                                      0 (3)     0 (3)     0 (3)    2,679,482     2,679,482    2,813,456
        40      703,999                                                                   4,238,528     4,238,528    4,450,455
        45      898,501                                                                   6,727,708     6,727,708    6,794,985
        50    1,146,740                                                                  11,053,945    11,053,945   11,053,945

----------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect. The Lapse Protection Benefit will keep the Policy inforce until the end of the first 20 Policy Years.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   Appendix C

                          Audited Financial Statements

AUDITED FINANCIAL STATEMENTS

The Manufacturers Life Insurance Company of New York
Years ended December 31, 2000, 1999 and 1998

              The Manufacturers Life Insurance Company of New York

                          Audited Financial Statements


                  Years ended December 31, 2000, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors..........................................................................   1

Audited Financial Statements

Balance Sheets..........................................................................................   2
Statements of Income....................................................................................   3
Statements of Changes in Shareholder's Equity...........................................................   4
Statements of Cash Flows................................................................................   5
Notes to Financial Statements...........................................................................   6

                         Report of Independent Auditors


The Board of Directors and Shareholder
The Manufacturers Life Insurance Company of New York


We have audited the accompanying balance sheets of The Manufacturers Life Insurance Company of New York ("the Company") as of December 31, 2000 and 1999, and the related statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




February 16, 2001

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS


AS AT DECEMBER 31
ASSETS  ($ thousands)                                                        2000                       1999
-------------------------------------------------------------------------------------------------------------
INVESTMENTS:
                                                                                                          >
   Fixed maturity securities available-for-sale, at fair value
   (amortized cost: 2000, $114,333; 1999, $125,429)                       $  114,188                 $122,301
   Investment in unconsolidated affiliate                                        200                      175
   Policy loans                                                                2,320                      930
   Short-term investments                                                     48,200                   41,311
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                         $  164,908               $  164,717
==============================================================================================================
Cash and cash equivalents                                                          -                    7,093
Accrued investment income                                                      3,277                    3,036
Deferred acquisition costs                                                    59,605                   50,476
Federal income tax recoverable from affiliates                                 1,000                        -
Other assets                                                                     518                      456
Receivable for undelivered securities                                          6,700                        -
Separate account assets                                                    1,165,991                1,119,103
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             $ 1,401,999               $1,344,881
==============================================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY ($ THOUSANDS)
LIABILITIES:

   Policyholder liabilities and accruals
                                                                         $   128,551               $  131,104
   Payable to affiliates                                                       3,079                    3,825
   Deferred income taxes                                                       6,129                    4,382
   Cash overdraft
                                                                               1,312                        -
   Other liabilities                                                           7,307                    5,258
   Separate account liabilities                                            1,165,991                1,119,103
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                        $ 1,312,369               $1,263,672
==============================================================================================================
SHAREHOLDER'S EQUITY:
   Common stock                                                          $     2,000                   $2,000
   Additional paid-in capital                                                 72,706                   72,706
   Retained earnings                                                          15,435                    8,947
   Accumulated other comprehensive loss                                        (511)                  (2,444)
-------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                               $    89,630               $   81,209
==============================================================================================================
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                               $  1,401,999              $1,344,881
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME



FOR THE YEARS ENDED DECEMBER 31

 ($ thousands)                                                          2000             1999              1998
-------------------------------------------------------------------------------------------------------------------

REVENUES:
     Fees from separate accounts and policyholder liabilities        $  19,151         $ 14,670          $  10,961
     Premiums                                                              258              175                  -
     Net investment income                                              21,054           16,944              9,786
     Net realized investment (losses) gains                            (1,319)            (222)                713
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                        $  39,144         $ 31,567           $ 21,460
===================================================================================================================

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                                $  10,336         $  6,613           $  4,603
     Amortization of deferred acquisition costs                          7,770            4,287              4,849
     Other insurance expenses                                           14,772           11,834             10,359
-------------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                          $  32,878         $ 22,734           $ 19,811
===================================================================================================================
INCOME BEFORE INCOME TAXES                                           $   6,266          $ 8,833           $  1,649
-------------------------------------------------------------------------------------------------------------------
INCOME TAX (BENEFIT) EXPENSE                                         $   (222)          $ 3,095            $   576
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                           $   6,488          $ 5,738           $  1,073
===================================================================================================================

The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY





                                                                                        ACCUMULATED
                                                                                           OTHER            TOTAL
                                             COMMON         ADDITIONAL      RETAINED     COMPREHENSIVE    SHAREHOLDER'S
  ($ thousands)                               STOCK      PAID-IN CAPITAL    EARNINGS     INCOME (LOSS)       EQUITY
-------------------------------------------------------------------------------------------------------------------

  Balance, January 1, 1998                    $  2,000    $  72,531       $    2,136     $      1,095       $77,762
  Capital contribution                             -            175              -                -           175
  Comprehensive income                             -              -            1,073              357         1,430
-------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1998                  $  2,000    $  72,706       $    3,209     $      1,452       $79,367
-------------------------------------------------------------------------------------------------------------------
  Comprehensive income (loss)                      -              -            5,738           (3,896)        1,842
-------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1999                  $  2,000    $  72,706       $    8,947     $     (2,444)      $81,209
-------------------------------------------------------------------------------------------------------------------
  Comprehensive income                             -              -            6,488            1,933         8,421
-------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 2000                  $  2,000    $  72,706       $   15,435     $       (511)      $89,630
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                                         2000         1999          1998
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                   $     6,488     $     5,738   $    1,073
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
     Amortization of bond discount and premium                                        79             585          434
     Net realized investment losses (gains)                                        1,319             222         (713)
     Provision for deferred income tax                                             1,454           1,857        1,153
     Amortization of deferred acquisition costs                                    7,770           4,287        4,849
     Policy acquisition costs deferred                                           (17,673)        (15,604)     (14,515)
     Benefits to policyholders                                                    10,336           6,613        4,603
     Changes in assets and liabilities:
         Accrued investment income                                                  (241)             37         (672)
         Federal income tax recoverable from affiliates                           (1,000)              -            -
         Other assets                                                                (62)          1,378       (1,603)
         Payable to affiliates                                                      (746)           (289)        (231)
         Other liabilities                                                         2,049           3,315          956
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                          $     9,773     $     8,139   $   (4,666)
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed maturity securities sold, matured or repaid                            $   109,657     $    73,626   $   30,591
Fixed maturity securities purchased                                              (99,945)        (78,960)     (24,500)
Net change in investment in unconsolidated affiliates                                (25)              -            -
Net change in short-term investments                                              (6,886)        (31,279)         (34)
Policy loans advanced, net                                                        (1,390)           (378)        (154)
Net change in receivable for undelivered securities                               (6,700)              -            -
-----------------------------------------------------------------------------------------------------------------------
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                              $    (5,289)    $   (36,991)  $    5,903
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits to policyholder funds                                               $    54,403     $    50,351   $   14,212
Return of policyholder funds                                                     (67,292)        (20,352)     (10,934)
-----------------------------------------------------------------------------------------------------------------------
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                              $   (12,889)    $    29,999   $    3,278
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
(Decrease) Increase during the year                                          $    (8,405)    $     1,147   $    4,515
Balance, beginning of year                                                         7,093           5,946        1,431
-----------------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                         $    (1,312)    $     7,093   $    5,946
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN THOUSANDS OF DOLLARS)


1.       ORGANIZATION

         The Manufacturers Life Insurance Company of New York (hereinafter referred to as "the Company") is a stock life insurance company which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department ("the Department") granted the Company a license to operate on July 22, 1992. The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America (hereinafter referred to as "MNA"), which is, in turn, a wholly-owned subsidiary of Manulife-Wood Logan Holding Co., Inc. (hereinafter referred to as "MWLH"). MWLH is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"); prior to June 1, 1999, MLI indirectly owned 85% of MWLH, and minority shareholders associated with MWLH owned the remaining 15%. MLI is a wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a publicly traded company. MFC and its subsidiaries are known collectively as "Manulife Financial."

         The Company issues individual and group annuity and individual life insurance contracts (collectively, the contracts) in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account or a noninsulated separate account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invests in either the shares of various portfolios of the Manufacturers Investment Trust (hereinafter referred to as "MIT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in open-end investment management companies offered and managed by unaffiliated third parties.

         Manufacturers Securities Services, LLC ("MSS"), an affiliate of the Company, is the investment advisor to MIT, the principal underwriter for the variable contracts and exclusive distributor of all contracts issued by the Company.

         Marketing services for the sale of all contracts issued by the Company and other services are provided by certain affiliates of the Company pursuant to an Administrative Services Agreement and an Investment Services Agreement between the Company and MLI. Currently, services are provided by MLI, MWLH, MNA and The Manufacturers Life Insurance Company
         (USA) ("ManUSA").

         On October 31, 1998, the Company received a 10% interest in the members' equity of MSS from MNA, the managing member of MSS. The Company treated the receipt of its equity interest as a contribution to paid-in capital of $175. In March 2000, the Company's investment in MSS increased by an additional $25.

2.       SIGNIFICANT ACCOUNTING POLICIES

      A) BASIS OF PRESENTATION

         The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.


      B) INVESTMENTS

         The Company classifies all of its fixed-maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific-identification method. Changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred taxes and deferred acquisition costs. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts which are calculated using the effective interest method. For the mortgage-backed bond portion of the fixed-maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

         Policy loans are reported at aggregate unpaid balances, which approximate fair value.

         Short-term investments, which include investments with maturities of less than one year and greater than 90 days as at the date of acquisition, are reported at amortized cost, which approximates fair value.

      C) CASH EQUIVALENTS

         The Company considers all liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      D) DEFERRED ACQUISITION COSTS ("DAC")

         Commissions and other expenses which vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and investment pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional non-participating individual insurance policies is charged to expense over the premium-paying period of the related policies. Assuming the unrealized gains or losses on securities had been realized at year end, DAC is adjusted for the impact on estimated future gross profits. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed.

      E) POLICYHOLDER LIABILITIES AND ACCRUALS

         Policyholder liabilities equal the policyholder account value for the fixed portion of annuity contracts and for investment pension contracts with no substantial mortality risk. Account values are increased for deposits received and interest credited, and are reduced by withdrawals. For traditional nonparticipating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation.

      F) SEPARATE ACCOUNTS

         Separate account assets and liabilities that are reported in the accompanying balance sheets represent investments in either MIT, which are mutual funds that are separately administered for the exclusive benefit of the policyholders of the Company and its affiliates, or open-end investment management companies offered and managed by unaffiliated third parties, which are mutual funds that are separately administered for the benefit of the Company's policyholders and other contract owners. These assets and liabilities are reported at fair value. The policyholders, rather than the Company, bear the investment risk. The operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder funds are included in revenues.

      G) REVENUE RECOGNITION

         Fee income from separate accounts, annuity contracts and investment pension contracts consists of charges for mortality, expenses, and surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional nonparticipating life insurance policies are recognized as revenue when due. Investment income is recorded on the accrual basis of accounting.

      H) POLICYHOLDER BENEFITS AND CLAIMS

         Benefits for annuity contracts and investment pension contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.

      I) INCOME TAXES

         Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

3.       INVESTMENTS AND INVESTMENT INCOME

      A) FIXED-MATURITY SECURITIES

         At December 31, 2000 and 1999, all fixed-maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized as follows:

                                                                                              GROSS
                                                                          GROSS            UNREALIZED
         AS AT DECEMBER 31                  AMORTIZED      COST     UNREALIZED GAINS         LOSSES             FAIR VALUE
         ($ thousands)                          2000        1999       2000     1999     2000       1999      2000       1999
        ------------------------------------------------------------------------------------------------------------------------
         U.S. government                   $  39,529    $  21,147     $364    $    -   $     (5)  $   (536) $  39,888  $  20,611
         Corporate securities                 66,950       92,532      591       122     (1,076)    (2,486)    66,465     90,168
         Mortgage-backed securities            6,796        8,278        6        27        (26)      (184)     6,776      8,121
         Foreign governments                       -        2,414        -        23          -          -          -      2,437
         States/political subdivisions         1,058        1,058        1         -          -        (94)     1,059        964
        ------------------------------------------------------------------------------------------------------------------------
         TOTAL FIXED-MATURITY SECURITIES    $114,333     $125,429     $962      $172    $(1,107)   $(3,300)  $114,188   $122,301
        =========================================================================================================================

         Proceeds from sales of fixed-maturity securities during 2000 were $54,082 (1999, $60,595; 1998, $17,985). Gross gains of $245 and gross losses of $1,550 were realized on those sales (gross gains and losses were $301 and $523 for 1999; and $715 and $2 for 1998, respectively).

         The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

         ($ thousands)                                                    AMORTIZED COST           FAIR VALUE
         -------------------------------------------------------------------------------------------------------
         FIXED-MATURITY SECURITIES
            One year or less                                                 $  46,029             $  46,090
            Greater than 1; up to 5 years                                       33,186                33,398
            Greater than 5; up to 10 years                                      18,244                18,547
            Due after 10 years                                                  10,078                 9,377
            Mortgage-backed securities                                           6,796                 6,776
         -------------------------------------------------------------------------------------------------------
         TOTAL FIXED-MATURITY SECURITIES                                      $114,333              $114,188
         =======================================================================================================

         Fixed-maturity securities with a fair value of $437 and $438 at December 31, 2000 and 1999, respectively, were on deposit with or in custody accounts on behalf of the Department to satisfy regulatory requirements.

      B) INVESTMENT INCOME

         Income by type of investment was as follows:

         FOR THE YEARS ENDED DECEMBER 31

         ($ thousands)                                              2000               1999              1998
         -------------------------------------------------------------------------------------------------------
         Fixed-maturity securities                            $   7,910            $   8,147              $8,338
         Other invested assets                                   10,053                7,476                 830
         Short-term investments                                   3,228                1,443                 762
         -------------------------------------------------------------------------------------------------------
         Gross investment income                                 21,191               17,066               9,930
         -------------------------------------------------------------------------------------------------------
         Investment expenses                                       (137)                (122)               (144)
         -------------------------------------------------------------------------------------------------------
         NET INVESTMENT INCOME                                  $21,054              $16,944              $9,786
         =======================================================================================================

         The Company includes income earned from its equity investment in MSS in the other invested assets category. Income earned from the Company's investment in MSS was $9,970, $7,453 and $813 for the years ended December 31, 2000, 1999 and 1998, respectively.

4.       COMPREHENSIVE INCOME

         Total comprehensive income was as follows:

          FOR THE YEARS ENDED DECEMBER 31

          ($ thousands)                                          2000                 1999               1998
         -------------------------------------------------------------------------------------------------------
          NET INCOME                                           $6,488               $5,738              $1,073
         -------------------------------------------------------------------------------------------------------
          OTHER COMPREHENSIVE INCOME (LOSS), NET OF
          TAX:
            Unrealized holding gains (losses) arising
            during the year                                     1,076               (4,038)                820
            Less:
            Reclassification adjustment for realized
            (losses) gains included in net income                (857)                (142)                463
         -------------------------------------------------------------------------------------------------------
          Other comprehensive  income (loss)                    1,933               (3,896)                357
         -------------------------------------------------------------------------------------------------------
          COMPREHENSIVE INCOME                                 $8,421               $1,842              $1,430
         =======================================================================================================

         Other comprehensive income (loss) is reported net of income taxes (benefit) of $293, $(1,088) and $192 for 2000, 1999 and 1998, respectively.

5.       DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:

         FOR THE YEARS ENDED DECEMBER 31

         ($ thousands)                                          2000                 1999               1998
         -------------------------------------------------------------------------------------------------------
         Balance at January 1                                  $50,476              $36,831             $28,364
         Capitalization                                         17,673               15,604              14,515
         Amortization                                           (7,770)              (4,287)             (4,849)
         Effect of net unrealized (gains) losses
              on securities available-for-sale                    (774)               2,328              (1,199)
         -------------------------------------------------------------------------------------------------------
         BALANCE AT DECEMBER 31                                $59,605              $50,476             $36,831
         =======================================================================================================

6.       INCOME TAXES

         The components of income tax (benefit) expense were as follows:

         FOR THE YEARS ENDED DECEMBER 31

         ($ thousands)                                          2000                 1999               1998
         -------------------------------------------------------------------------------------------------------
         Current (benefit) expense                          $  (1,676)            $  1,238            $  (577)
         Deferred expense                                       1,454                1,857               1,153
         -------------------------------------------------------------------------------------------------------
         TOTAL (BENEFIT) EXPENSE                            $    (222)            $  3,095            $    576
         =======================================================================================================

         Included in the current benefit for 2000 is a $1,869 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $560.

         Components of the Company's net deferred tax liability are as follows:

         AS AT DECEMBER 31

         ($ thousands)                                                           2000                    1999
         -------------------------------------------------------------------------------------------------------
         DEFERRED TAX ASSETS:
            Reserves                                                         $     961             $     708
            Net operating loss carryforwards                                     1,811                     -
            Net capital loss carryforwards                                         540                     -
            Unrealized losses on securities available-for-sale                     183                   963
         -------------------------------------------------------------------------------------------------------
         Gross deferred tax assets:                                              3,495                 1,671
            Valuation allowance                                                   (171)                 (657)
         -------------------------------------------------------------------------------------------------------
         Net deferred tax assets                                                 3,324                 1,014
         -------------------------------------------------------------------------------------------------------
         DEFERRED TAX LIABILITIES:
            Deferred acquisition costs                                          (8,782)               (5,147)
            Other                                                                 (671)                 (249)
         -------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                         (9,453)               (5,396)
         -------------------------------------------------------------------------------------------------------
         NET DEFERRED TAX LIABILITY                                           $ (6,129)             $ (4,382)
         =======================================================================================================

         As of December 31, 2000 and 1999, the Company had unrealized capital losses in its available for sale portfolio. Under federal tax law, utilization of these capital losses, when realized, is limited to use as an offset against capital gains. The Company believes that it is more likely than not that it will be unable to realize the benefit of the full deferred tax asset related to the net unrealized capital losses. The Company has therefore established a valuation allowance for the amount in excess of the available capital gains at each balance sheet date. The Company believes that it will realize the full benefit of its remaining deferred tax assets.

         The Company participates as a member of the MWLH-affiliated group, filing a consolidated federal income tax return. The Company files a separate State of New York return. The method of allocation between the companies is subject to a tax-sharing agreement under which the tax liability is allocated to each member of the group on a pro rata basis based on the relationship that the member's tax liability (computed on a separate-return basis) bears to the tax liability of the consolidated group. The tax charge to the Company will not be more than the Company

6.       INCOME TAXES (CONTINUED)

         would have paid on a separate-return basis. Settlements of taxes are made periodically with the parent.

         The Company received refunds of $420 and $719 in 2000 and 1999, respectively, and made a tax payment of $1,121 in 1998.

         At December 31, 2000, the Company has operating loss carryforwards of $5,174 that expire in 2015.

7.       SHAREHOLDER'S EQUITY

         The Company has one class of common stock:

         AS AT DECEMBER 31

         ($ thousands)                                                             2000               1999
         -------------------------------------------------------------------------------------------------------

         AUTHORIZED, ISSUED AND OUTSTANDING:
             2,000,000 Common shares, par value $1                               $2,000              $2,000
         -------------------------------------------------------------------------------------------------------

         The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations on a statutory basis.

         The aggregate statutory capital and surplus of the Company at December 31, 2000 was $60,485 (1999, $63,470). The aggregate statutory net
         (loss) income of the Company for the year ended 2000 was $(3,010); [1999 - $932, 1998 - $(5,678)]. State regulatory authorities prescribe statutory accounting practices that differ in certain respects from GAAP in the United States followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, nonadmitted asset balances and reserves.

8.       REINSURANCE

         The Company has treaties with eight reinsurers, seven unaffiliated and one affiliated, to reinsure any face amounts in excess of $100 for its traditional nonparticipating insurance products. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations. To date, there have been no reinsurance recoveries under these agreements.

         Effective July 1, 2000, the Company entered into deferred stop loss reinsurance agreements with two unaffiliated reinsurers to cover a portion of the risk associated with variable annuity minimum death benefit guarantee claims. During 2000, the Company incurred $395 in reinsurance costs. The agreements have a term of fifteen years; at the end of which a settlement will be made. The Company has accounted for these agreements using the deposit method.

9.       RELATED-PARTY TRANSACTIONS

         The Company utilizes various services provided by MLI and affiliates, such as legal, personnel, investment accounting and other corporate services. Pursuant to a plan of operations, all intercompany expenses are billed through MLI. For the years ended December 31, 2000, 1999 and 1998, MLI billed the Company expenses of $9,101, $6,595 and $4,775, respectively. At December 31, 2000 and 1999, the Company had a net liability to MLI of $2,407 and $2,664, respectively, for those services.

         All commissions are paid to MSS by the Company, and MWL marketing services expenses are paid by MLI, who is then reimbursed by the Company. Underwriting commissions and marketing services expense of $21,868, $19,575, and $17,838 was incurred during the years ended December 31, 2000, 1999, and 1998, respectively. At December 31, 2000 and 1999, the Company had a net liability of $672 and $1,161, respectively, for these services. In addition, the Company has a receivable from MSS relating to distributions of $967 and $727, which are included in accrued investment income at December 31, 2000, and 1999, respectively.

         The financial statements have been prepared from the records maintained by the Company and may not necessarily be indicative of the financial conditions or results of operations that would have occurred if the Company had been operated as an unaffiliated corporation (see also Notes 1, 6, 8, 11 and 14 for additional related-party transactions).

10.      BORROWED MONEY

         The Company has an unsecured line of credit with State Street Bank and Trust in the amount of $5,000, bearing interest rates which vary based upon changes in the bank's money market rate. There were no outstanding advances under the line of credit at December 31, 2000 and 1999.

11.      EMPLOYEE BENEFITS

         a) RETIREMENT PLAN

         The Company participates in a noncontributory pension plan; which is sponsored by the Company's indirect parent ManUSA. The Cash Balance Plan ("the Plan") provides pension benefits based on length of service and interest credits are a function of interest rate levels. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available.

         a) RETIREMENT PLAN (CONTINUED)

         Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs relating to current service and amortization of experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized by the sponsor in 2000, 1999 or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

         At December 31, 2000, the projected benefit obligation based on an assumed interest rate of 7.25% was $51,854. The fair value of plan assets is $80,982.

         b) 401(K) PLAN

         The Company participates in a defined contribution 401(k) Savings Plan sponsored by ManUSA. This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The costs associated with the Plan were charged to the Company and were not material.

         c) OTHER POSTRETIREMENT BENEFIT PLAN

         In addition to the retirement plan, the Company participates in the postretirement benefit plan of ManUSA, which provides retiree medical and life insurance benefits to those who have attained age 55, with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. When the retirees or the covered dependents reach age 65, Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage, and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

         The postretirement benefit cost of the Company, which includes the expected cost of post-retirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience is accounted for by the plan sponsor, ManUSA.

12.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and estimated fair values of the Company's financial instruments at December 31 were as follows:

                                                               2000                                  1999
                                            ---------------------------------------------------------------------------
                                                  CARRYING              FAIR            CARRYING               FAIR
                                                     VALUE             VALUE              VALUE               VALUE
                                            ---------------------------------------------------------------------------
        Assets:
        Fixed-maturity securities              $  114,188        $  114,188         $  122,301         $  122,301
        Policy loans                                2,320             2,320                930                930
        Short-term investments                     48,200            48,200             41,311             41,311
        Cash and cash equivalents                       -                 -              7,093              7,093
        Separate account assets                 1,165,991         1,165,991          1,119,103          1,119,103

        Liabilities:
        Policyholder liabilities and           $  128,551        $  124,592         $  131,104         $  126,298
        accruals
        Cash overdraft                              1,312             1,312                  -                  -
        Separate account liabilities            1,165,991         1,165,991          1,119,103          1,119,103

         The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

         Fixed-Maturity Securities: Fair values for fixed-maturity securities are obtained from an independent pricing service.

         Policy Loans:  Carrying values approximate fair values.

         Short-Term Investment, Cash and Cash Equivalents and Cash Overdraft:
         Carrying values approximate fair values.

         Separate Account Assets and Liabilities: The carrying values in the balance sheet for separate account assets and liabilities approximate their fair values.

         Policyholder Liabilities and Accruals: Fair values of the Company's liabilities under contracts not involving significant mortality risk (deferred annuities) are estimated to be the cash surrender value or the cost the Company would incur to extinguish the liability.

13.       LEASES

         The Company leases office space under various operating lease agreements which will expire between 2000 and 2005. For the years ended December 31, 2000, 1999 and 1998 the Company incurred rent expense of $248, $166 and $95, respectively.

         The minimum lease payments associated with the office space under the operating lease agreements are as follows:

YEAR ENDED             MINIMUM LEASE PAYMENTS
--------------------------------------------------------------------------------
  2001                             $229
  2002                              219
  2003                              222
  2004                              226
  2005 and after                    154
--------------------------------------------------------------------------------
TOTAL                            $1,050
================================================================================



14.       CAPITAL MAINTENANCE AGREEMENT

         Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company's statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

15.      CONTINGENCIES

         The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT B
Audited Financial Statements
Year ended December 31, 2000 and period from August 26, 1999 to
December 31, 1999 with Report of Independent Auditors

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Audited Financial Statements


                  Year ended December 31, 2000 and period from
                      August 26, 1999 to December 31, 1999





                                    CONTENTS

Report of Independent Auditors ..........................................      1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity .........................      2
Statements of Operations and Changes in Contract Owners' Equity .........      3
Notes to Financial Statements ...........................................     11

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of New York Separate Account B

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of New York Separate Account B as of December 31, 2000, and the related statements of operations and changes in contract owners' equity for each of the periods presented therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York Separate Account B at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the periods presented therein in conformity with accounting principles generally accepted in the United States.


                                               /s/ Ernst & Young LLP


February 2, 2001

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000

ASSETS
Investments at market value:
  Sub-Accounts:
    Aggressive Growth Trust - 17,025 shares (cost $337,650)           $  304,068
    All Cap Growth Trust - 6,056 shares (cost $147,915)                  125,063
    Balanced Trust - 128 shares (cost $2,036)                              1,974
    Blue Chip Growth Trust - 1,353 shares (cost $26,754)                  27,228
    Diversified Bond Trust - 32,793 shares (cost $317,625)               343,347
    Dynamic Growth Trust - 3,333 shares (cost $29,825)                    26,600
    Emerging Small Company Trust - 4,142 shares (cost $164,667)          145,052
    Equity Income Trust - 435 shares (cost $6,585)                         7,322
    Equity Index Trust - 419 shares (cost $7,445)                          6,875
    Global Equity Trust - 7,796 shares (cost $130,821)                   144,075
    Growth Trust - 19,378 shares (cost $462,717)                         343,766
    Growth and Income Trust - 16,370 shares (cost $501,777)              467,195
    High Yield Trust - 245 shares (cost $3,051)                            2,849
    International Small Cap Trust - 7,506 shares (cost $158,398)         123,097
    International Stock Trust - 11,939 shares (cost $172,300)            152,936
    International Value Trust - 159 shares (cost $1,833)                   1,921
    Internet Technologies Trust - 384 shares (cost $3,719)                 2,698
    Investment Quality Bond Trust - 26 shares (cost $284)                    308
    Large Cap Growth Trust - 23,670 shares (cost $341,017)               297,771
    Mid Cap Blend Trust - 10,577 shares (cost $194,536)                  185,302
    Mid Cap Index Trust - 133 shares (cost $1,742)                         1,746
    Mid Cap Stock Trust - 1,131 shares (cost $13,516)                     13,690
    Money Market Trust - 23,008 shares (cost $230,080)                   230,080
    Overseas Trust - 1,147 shares (cost $14,946)                          13,659
    Pacific Rim Emerging Markets Trust - 64 shares (cost $556)               523
    Quantitative Equity Trust - 12,826 shares (cost $346,801)            336,804
    Real Estate Securities Trust - 171 shares (cost $2,273)                2,656
    Science and Technology Trust - 6,660 shares (cost $219,459)          154,789
    Small Company Blend Trust - 187 shares (cost $3,081)                   2,117
    Small Company Value Trust - 340 shares (cost $3,977)                   4,412
    Strategic Bond Trust - 31,066 shares (cost $321,448)                 339,556
    Total Return Trust - 94 shares (cost $1,195)                           1,261
    U.S. Government Securities Trust - 314 shares (cost $4,188)            4,264
    U.S. Large Cap Value Trust - 531 shares (cost $7,025)                  6,950
    Value Trust - 542 shares (cost $7,571)                                 8,934
    500 Index Trust - 49 shares (cost $559)                                  556
                                                                      ----------
Total assets                                                          $3,831,444
                                                                      ==========

CONTRACT OWNERS' EQUITY
Variable life contracts                                               $3,831,444
                                                                      ==========

See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

        Statements of Operations and Changes in Contract Owners' Equity

                                                                        SUB-ACCOUNT
                                                  -------------------------------------------------------
                                                  AGGRESSIVE      ALL CAP                      BLUE CHIP
                                                    GROWTH         GROWTH        BALANCED        GROWTH
                                                  -------------------------------------------------------
                                                  YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  DEC. 31/00     DEC. 31/00     DEC. 31/00     DEC. 31/00
                                                  -------------------------------------------------------
Income:
  Dividends                                       $      --      $      --      $      --      $     20
Expenses:
  Mortality and expense risks, and
    administrative charges                               --             --             --            --
                                                  -------------------------------------------------------
Net investment income (loss) during the year             --             --             --            20
Net realized gain (loss) during the year              5,567          2,738              9            55
Unrealized appreciation (depreciation) during
  the year                                          (33,582)       (22,851)           (61)          475
                                                  -------------------------------------------------------
Net increase (decrease) in assets from
  operations                                        (28,015)       (20,113)           (52)          550
                                                  -------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                          354,225        153,600          2,200        28,060
  Transfer on terminations                          (22,142)        (8,424)          (174)       (3,004)
  Transfer on policy loans                               --             --             --            --
  Net interfund transfers                                --             --             --         1,622
                                                  -------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                            332,083        145,176          2,026        26,678
                                                  -------------------------------------------------------
Total increase (decrease) in assets                 304,068        125,063          1,974        27,228

Assets beginning of year                                 --             --             --            --
                                                  -------------------------------------------------------
Assets end of year                                $ 304,068      $ 125,063      $   1,974      $ 27,228
                                                  =======================================================

**Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                Sub-Account
-----------------------------------------------------------------------------------------------------------
Diversified       Dynamic         Emerging         Equity          Equity         Global
   Bond            Growth       Small Company      Income          Index          Equity         Growth
-----------------------------------------------------------------------------------------------------------
 Year Ended     Period Ended     Year Ended      Year Ended      Year Ended     Year Ended     Year Ended
Dec. 31/00**    Dec. 31/00**     Dec. 31/00      Dec. 31/00      Dec. 31/00     Dec. 31/00     Dec. 31/00
-----------------------------------------------------------------------------------------------------------
 $       --      $       --      $       --      $       --      $       --     $       --     $       --


         --              --              --              --              --             --             --
-----------------------------------------------------------------------------------------------------------
         --              --              --              --              --             --             --
      2,441            (131)          3,715              36              25             53          1,672

     25,722          (3,225)        (19,615)            737            (571)        13,254       (118,951)
-----------------------------------------------------------------------------------------------------------

     28,163          (3,356)        (15,900)            773            (546)        13,307       (117,279)
-----------------------------------------------------------------------------------------------------------


    325,738          31,704         171,053           7,841           8,721        138,000        495,790
    (10,554)         (2,685)        (10,101)         (1,292)         (1,300)        (7,232)       (34,745)
         --              --              --              --              --             --             --
         --             937              --              --              --             --             --
-----------------------------------------------------------------------------------------------------------

    315,184          29,956         160,952           6,549           7,421        130,768        461,045
-----------------------------------------------------------------------------------------------------------
    343,347          26,600         145,052           7,322           6,875        144,075        343,766

         --              --              --              --              --             --             --
-----------------------------------------------------------------------------------------------------------
 $  343,347      $   26,600      $  145,052      $    7,322      $    6,875     $  144,075     $  343,766
===========================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                        Sub-Account
                                                -----------------------------------------------------------
                                                                                              International
                                                       Growth and Income        High Yield      Small Cap
                                                -----------------------------------------------------------
                                                  Year Ended    Period Ended    Year Ended     Year Ended
                                                  Dec. 31/00     Dec. 31/99*    Dec. 31/00     Dec. 31/00
                                                -----------------------------------------------------------
Income:
  Dividends                                       $       35     $       --     $       2      $       --
Expenses:
  Mortality and expense risks, and
    administrative charges                                --             --            --              --
                                                -----------------------------------------------------------
Net investment income (loss) during the year              35             --             2              --

Net realized gain (loss) during the year                 869             --           (38)           (540)
Unrealized appreciation (depreciation) during
  the year                                           (34,597)            15          (202)        (35,301)
                                                -----------------------------------------------------------
Net increase (decrease) in assets from
  operations                                         (33,693)            15          (238)        (35,841)
                                                -----------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                           528,869            403         4,122         163,807
  Transfer on terminations                           (28,253)          (146)       (1,035)         (5,494)
  Transfer on policy loans                                --             --            --              --
  Net interfund transfers                                 --             --            --             625
                                                -----------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                             500,616            257         3,087         158,938
                                                -----------------------------------------------------------
Total increase (decrease) in assets                  466,923            272         2,849         123,097

Assets beginning of year                                 272             --            --              --
                                                -----------------------------------------------------------
Assets end of year                                $  467,195     $      272     $   2,849      $  123,097
                                                ===========================================================

*Reflects the period from commencement of operations August 26, 1999 through December 31, 1999.

**Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                               Sub-Account
----------------------------------------------------------------------------------------------------------
International   International     Internet        Investment     Large Cap       Mid Cap        Mid Cap
   Stock            Value       Technologies     Quality Bond      Growth         Blend          Index
----------------------------------------------------------------------------------------------------------
 Year Ended      Year Ended     Period Ended      Year Ended     Year Ended     Year Ended    Period Ended
 Dec. 31/00      Dec. 31/00     Dec. 31/00**      Dec. 31/00     Dec. 31/00     Dec. 31/00    Dec. 31/00**
----------------------------------------------------------------------------------------------------------

 $       --      $       --      $       --       $       --     $       --     $       61     $       --


         --              --              --               --             --             --             --
----------------------------------------------------------------------------------------------------------
         --              --              --               --             --             61             --
        919             (18)           (214)               2          2,400          1,089             --

    (19,364)             88          (1,021)              24        (43,246)        (9,234)             4
----------------------------------------------------------------------------------------------------------

    (18,445)             70          (1,235)              26        (40,846)        (8,084)             4
----------------------------------------------------------------------------------------------------------


    179,836           2,242           4,347              342        355,956        203,801          1,775
     (8,455)           (391)         (1,039)             (60)       (17,339)       (10,415)           (33)
         --              --              --               --             --             --             --
         --              --             625               --             --             --             --
----------------------------------------------------------------------------------------------------------

    171,381           1,851           3,933              282        338,617        193,386          1,742
----------------------------------------------------------------------------------------------------------
    152,936           1,921           2,698              308        297,771        185,302          1,746

         --              --              --               --             --             --             --
----------------------------------------------------------------------------------------------------------
 $  152,936      $    1,921      $    2,698       $      308     $  297,771     $  185,302     $    1,746
==========================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                         Sub-Account
                                                  --------------------------------------------------------
                                                                                               Pacific Rim
                                                   Mid Cap         Money                        Emerging
                                                    Stock          Market        Overseas       Markets
                                                  --------------------------------------------------------
                                                  Year Ended     Year Ended     Year Ended     Year Ended
                                                  Dec. 31/00     Dec. 31/00     Dec. 31/00     Dec. 31/00
                                                  --------------------------------------------------------
Income:
  Dividends                                       $       --     $    5,232     $       --     $       --
Expenses:
  Mortality and expense risks, and
    administrative charges                                --             --             --             --
                                                  --------------------------------------------------------
Net investment income (loss) during the year              --          5,232             --             --
Net realized gain (loss) during the year                  15             --              1           (129)
Unrealized appreciation (depreciation) during
  the year                                               174             --         (1,287)           (34)
                                                  --------------------------------------------------------
Net increase (decrease) in assets from
  operations                                             189          5,232         (1,286)          (163)
                                                  --------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                            14,481        245,912         17,042            659
  Transfer on terminations                              (980)       (10,047)        (2,097)            27
  Transfer on policy loans                                --             --             --             --
  Net interfund transfers                                 --        (11,017)            --             --
                                                  --------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                              13,501        224,848         14,945            686
                                                  --------------------------------------------------------
Total increase (decrease) in assets                   13,690        230,080         13,659            523

Assets beginning of year                                  --             --             --             --
                                                  --------------------------------------------------------
Assets end of year                                $   13,690     $  230,080     $   13,659     $      523
                                                  ========================================================


*Reflects the period from commencement of operations August 26, 1999 through December 31, 1999.


See accompanying notes.

                                                  Sub-Account
----------------------------------------------------------------------------------------------------------
                                                                   Small          Small
                                 Real Estate      Science and     Company        Company       Strategic
     Quantitative Equity         Securities       Technology       Blend          Value           Bond
----------------------------------------------------------------------------------------------------------
 Year Ended     Period Ended     Year Ended       Year Ended     Year Ended     Year Ended     Year Ended
 Dec. 31/00      Dec. 31/99*     Dec. 31/00       Dec. 31/00     Dec. 31/00     Dec. 31/00     Dec. 31/00
----------------------------------------------------------------------------------------------------------

 $      277      $       --      $       --       $       44     $      214     $       --     $       --


         --              --              --               --             --             --             --
----------------------------------------------------------------------------------------------------------
        277              --              --               44            214             --             --
      3,469              --              13            1,705            (59)            55          1,855

    (10,022)             25             383          (64,670)          (964)           435         18,108
----------------------------------------------------------------------------------------------------------

     (6,276)             25             396          (62,921)          (809)           490         19,963
----------------------------------------------------------------------------------------------------------


    357,658             403           2,459          234,337          3,136          5,000        330,616
    (17,682)           (147)           (199)         (19,138)          (835)        (1,078)       (11,023)
         --              --              --               --             --             --             --
      2,823              --              --            2,511            625             --             --
----------------------------------------------------------------------------------------------------------

    342,799             256           2,260          217,710          2,926          3,922        319,593
----------------------------------------------------------------------------------------------------------
    336,523             281           2,656          154,789          2,117          4,412        339,556

        281              --              --               --             --             --             --
----------------------------------------------------------------------------------------------------------
 $  336,804      $      281      $    2,656       $  154,789     $    2,117     $    4,412     $  339,556
==========================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                       Sub-Account
                                                  -------------------------------------------------------
                                                                    U.S.
                                                    Total        Government     U.S. Large
                                                    Return       Securities     Cap Value        Value
                                                  -------------------------------------------------------
                                                  Year Ended     Year Ended     Year Ended     Year Ended
                                                  Dec. 31/00     Dec. 31/00     Dec. 31/00     Dec. 31/00
                                                  -------------------------------------------------------
Income:
  Dividends                                       $       --     $       --     $       --     $       --
Expenses:
  Mortality and expense risks, and
    administrative charges                                --             --             --             --
                                                  -------------------------------------------------------
Net investment income (loss) during the year              --             --             --             --
Net realized gain (loss) during the year                   7             --             (2)            54
Unrealized appreciation (depreciation) during
  the year                                                66             77            (75)         1,363
                                                  -------------------------------------------------------
Net increase (decrease) in assets from
  operations                                              73             77            (77)         1,417
                                                  -------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                               212          4,203          8,797          9,068
  Transfer on terminations                              (273)           (16)        (1,770)        (1,551)
  Transfer on policy loans                                --             --             --             --
  Net interfund transfers                              1,249             --             --             --
                                                  -------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                               1,188          4,187          7,027          7,517
                                                  -------------------------------------------------------
Total increase (decrease) in assets                    1,261          4,264          6,950          8,934

Assets beginning of year                                  --             --             --             --
                                                  -------------------------------------------------------
Assets end of year                                $    1,261     $    4,264     $    6,950     $    8,934
                                                  =======================================================


*Reflects the period from commencement of operations August 26, 1999 through December 31, 1999.

**Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

Sub-Account
------------

 500 Index                 Total
--------------------------------------------
Period Ended     Year Ended     Period Ended
Dec. 31/00**     Dec. 31/00      Dec. 31/99*
--------------------------------------------

$        1       $    5,886      $       --


        --               --              --
--------------------------------------------
         1            5,886              --
        --           27,633              --

        (3)        (357,966)             40
--------------------------------------------

        (2)        (324,447)             40
--------------------------------------------


       701        4,396,310             806
      (143)        (240,972)           (293)
        --               --              --
        --               --              --
--------------------------------------------

       558        4,155,338             513
--------------------------------------------
       556        3,830,891             553

        --              553              --
--------------------------------------------
$      556       $3,831,444      $      553
============================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the Account) is a separate account established by The Manufacturers Life Insurance Company of New York (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and invests in forty-seven sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for single premium and variable universal life contracts (the Contracts) issued by the Company. The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America (MNA). MNA is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, effective May 2, 2000 the following sub-account of the Account has been replaced with a new fund as follows:


                    PREVIOUS FUND            NEW FUND
                --------------------------------------------
                Mid Cap Growth Trust    All Cap Growth Trust

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of Manufacturers Life of
America:

                                                   COMMENCEMENT OF OPERATIONS OF
                                                         THE SUB-ACCOUNTS
                                                   -----------------------------
Dynamic Growth Trust                                        May 2, 2000
International Index Trust                                   May 2, 2000
International Value Trust                                   May 1, 1999
Internet Technologies Trust                                 May 2, 2000
Mid Cap Index Trust                                         May 2, 2000
Mid Cap Stock Trust                                         May 1, 1999
Small Cap Index Trust                                       May 2, 2000
Small Company Blend Trust                                   May 1, 1999
Tactical Allocation Trust                                   May 2, 2000
Total Return Trust                                          May 1, 1999
Total Stock Market Index Trust                              May 2, 2000
U.S. Large Cap Value Trust                                  May 1, 1999
500 Index Trust                                             May 2, 2000


2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. CONTRACT CHARGES

The Company currently makes no deductions from purchase payments for sales charges at the time of purchase. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)



4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the year ended December 31, 2000.


                                                       Purchases          Sales
                                                       -------------------------
Aggressive Growth Trust                                $  385,158       $ 53,075
All Cap Growth Trust                                      170,478         25,302
Balanced Trust                                              2,181            155
Blue Chip Growth Trust                                     28,359          1,661
Diversified Bond Trust                                    365,975         50,792
Dynamic Growth Trust                                       30,471            515
Emerging Small Company Trust                              187,343         26,391
Equity Income Trust                                         7,732          1,184
Equity Index Trust                                          8,596          1,175
Global Equity Trust                                       132,414          1,646
Growth Trust                                              511,631         50,586
Growth and Income Trust                                   552,519         51,868
High Yield Trust                                            3,808            719
International Small Cap Trust                             183,324         24,386
International Stock Trust                                 195,998         24,617
International Value Trust                                   2,124            273
Internet Technologies Trust                                 4,298            366
Investment Quality Bond Trust                                 335             53
Large Cap Growth Trust                                    385,755         47,138
Mid Cap Blend Trust                                       218,198         24,751
Mid Cap Index Trust                                         1,742             --
Mid Cap Stock Trust                                        13,792            292
Money Market Trust                                        292,455         62,375
Overseas Trust                                             16,505          1,560
Pacific Rim Emerging Markets Trust                         15,474         14,788
Quantitative Equity Trust                                 395,874         52,798
Real Estate Securities Trust                                2,436            176
Science and Technology Trust                              243,770         26,016
Small Company Blend Trust                                   3,988            848
Small Company Value Trust                                   4,992          1,070
Strategic Bond Trust                                      368,639         49,045
Total Return Trust                                          1,414            226
U.S. Government Securities Trust                            4,211             23
U.S. Large Cap Value Trust                                  8,187          1,159
Value Trust                                                 8,859          1,342
500 Index Trust                                               592             32
                                                       -------------------------
Total                                                  $4,759,627       $598,403
                                                       =========================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


5. UNIT VALUES

A summary of the accumulation unit values outstanding at December 31, 2000 and 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable life contracts are as follows:

                                       1999                  2000
                                      --------------------------------------------
                                       Unit       Unit
                                       Value      Value      Units       Dollars
                                      --------------------------------------------

Aggressive Growth Trust                $   --     $13.48     22,559     $  304,068
All Cap Growth Trust                       --      12.86      9,724        125,063
Balanced Trust                             --       8.83        223          1,974
Blue Chip Growth Trust                     --      11.36      2,397         27,228
Diversified Bond Trust                     --      11.03     31,136        343,347
Dynamic Growth Trust                       --       7.98      3,333         26,600
Emerging Small Company Trust               --      16.66      8,705        145,052
Equity Income Trust                        --      11.37        644          7,322
Equity Index Trust                         --      10.54        653          6,875
Global Equity Trust                        --      11.28     12,777        144,075
Growth Trust                               --       9.75     35,265        343,766
Growth and Income Trust                 11.40      10.59     44,117        467,195
High Yield Trust                           --       9.76        292          2,849
International Small Cap Trust              --      12.79      9,624        123,097
International Stock Trust                  --      10.48     14,599        152,936
International Value Trust                  --      12.14        158          1,921
Internet Technologies Trust                --       7.03        384          2,698
Investment Quality Bond Trust              --      10.81         29            308
Large Cap Growth Trust                     --      10.42     28,570        297,771
Mid Cap Blend Trust                        --      11.70     15,842        185,302
Mid Cap Index Trust                        --      13.39        130          1,746
Mid Cap Stock Trust                        --      12.10      1,131         13,690
Money Market Trust                         --      11.07     20,792        230,080
Overseas Trust                             --      10.87      1,256         13,659
Pacific Rim Emerging Markets Trust         --      11.95         44            523
Quantitative Equity Trust               11.76      12.50     26,944        336,804
Real Estate Securities Trust               --      11.50        231          2,656
Science and Technology Trust               --      12.59     12,290        154,789
Small Company Blend Trust                  --      12.90        164          2,117
Small Company Value Trust                  --      11.37        388          4,412
Strategic Bond Trust                       --      10.96     30,987        339,556
Total Return Trust                         --      13.72         92          1,261
U.S. Government Securities Trust           --      11.10        384          4,264
U.S. Large Cap Value Trust                 --      13.20        527          6,950
Value Trust                                --      11.73        761          8,934
500 Index Trust                            --      11.30         49            556
                                                                        ----------
Total                                                                   $3,831,444
                                                                        ==========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)



6. RELATED PARTY TRANSACTIONS

The Company has a formal service agreement with its affiliate, The Manufacturers Life Insurance Company, which can be terminated by either party upon thirty days notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services. The Company has an underwriting agreement with its affiliate, Manufacturers Securities Services LLC (MSS). MSS has an Administrative Services Agreement with Wood Logan for marketing services for the sale of variable universal life contracts.

                                     PART II
                                OTHER INFORMATION

UNDERTAKINGS

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940, as amended.

The Manufacturers Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:


         The facing sheet;


         The Prospectus, consisting of ____ pages;


         Representation pursuant to Section 26 of the Investment Company Act of 1940;

         The signatures;

         Written consents of the following persons:


           Gretchen H. Swanz -  FILED HEREWITH
            Brian Koop -  FILED HEREWITH
           Ernst & Young LLP (Boston, Massachusetts) - FILED HEREWITH Ernst & Young LLP (Philadelphia, Pennsylvania) - FILED HEREWITH



The following exhibits are filed as part of this Registration Statement:

     1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:


         A(1) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I are incorporated herein by reference to exhibit A (1) to the Registration Statement on Form S-6 (File No. 333-33351) as filed with the Commission on August 8, 1997 on behalf of FNAL.


         A(2)              Not applicable.

         A(3)(a) Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Securities Services, LLC (Underwriter) is incorporated by reference to Exhibit (b)(3)(a) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

         A(3)(b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufactures Securities Services, LLC (Underwriter), Selling Broker Dealers, and General Agent is incorporated by reference to Exhibit (b)(3)(b) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

         A(3)(c)           Not applicable.

         A(4)              Not applicable.

         A(5) Form of Modified Single Premium Variable Life Insurance Policy Company is incorporated by reference to Exhibit (a)(5) to the Registration Statement on Form S-6, file number 333-33504, filed March 29, 2000 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.


         A(6)(a)(i)        Declaration of Intention and Charter of First North
                           American Life Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form
                           N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of
                           New York Separate Account A.

         A(6)(a)(ii)       Certificate of amendment of the Declaration of
                           Intention and Charter of First North American Life
                           Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York
                           Separate Account A.

         A(6)(a)(iii)      Certificate of amendment of the Declaration of
                           Intention and Charter of The Manufacturers Life
                           Insurance Company of New York is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form
                           N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of
                           New York Separate Account A.

         (A)(6)(b) By-laws of The Manufacturers Life Insurance Company of New York are incorporated by reference to Exhibit
                           (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

         A(7)              Not applicable.

         A(8)(a) Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA) is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

         A(8)(b) Administrative Services Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of New York is incorporated by reference to Exhibit (b)(8)(a) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

         A(8)(c) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

         A(9)              Not applicable.

         A(10)(a) Form of Application for a Modified Single Premium Variable Life Insurance Policy incorporated by reference to Exhibit (a)(10)(a) to the Registration Statement on Form S-6, file number 333-33504, filed March 29, 2000 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.



     2.  Consents of the following:


         A        Opinion and consent of Gretchen H. Swanz, Esq., Secretary and

                  Counsel of The Manufacturers Life Insurance Company of New York - FILED HEREWITH

         B        Consent of Brian Koop, Pricing Actuary - FILED HEREWITH


         C        Consent of Ernst & Young LLP (Boston, Massachusetts) - FILED
                  HEREWITH


                  Consent of Ernst & Young LLP (Philadelphia, Pennsylvania) - FILED HEREWITH


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.       Not applicable.


5.       Not applicable.



6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. - FILED HEREWITH.


7.(i) Powers of Attorney are incorporated by reference to Exhibit A(7) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

7.(ii) Power of Attorney, James O'Malley and Thomas Borshoff - previously filed as Exhibit (b)(14)(b) to post-effective amendment no. 6 to Registrant's Registration Statement on Form N-4 File, No. 33-79112, filed March 2, 1999.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B, and the depositor, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK, have duly caused this amended registration statement to be signed on their behalf by the undersigned thereunto duly authorized, in the city of Boston, and Commonwealth of Massachusetts, on the 23rd day of April, 2001.



                                        THE MANUFACTURERS LIFE INSURANCE COMPANY
                                        OF NEW YORK SEPARATE ACCOUNT B
                                        (Registrant)

                                        By: THE MANUFACTURERS LIFE INSURANCE
                                            COMPANY OF NEW YORK
                                            (Depositor)



                                        By: /s/ JAMES D. GALLAGHER
                                           ------------------------
                                            James D. Gallagher
                                            President


Attest



/s/ GRETCHEN H. SWANZ

-----------------------------
Gretchen H. Swanz
Secretary

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on this 23rd day of April, 2001.



NAME                                           TITLE


/s/JAMES D. GALLAGHER               Director and President
---------------------
James D. Gallagher                 (Principal Executive
                                    Officer)





*                                   Director
 --------------------------
John D. DesPrez, III

*                                   Director
 --------------------------
Ruth Ann Flemming

*                                   Director
 --------------------------
Neil M. Merkl

*                                   Director
 --------------------------
Thomas Borshoff

*                                   Director
 --------------------------
James K. Robinson

*                                   Director
 --------------------------
James R. Boyle

*                                   Director
 --------------------------
Bruce Avedon

*                                   Director
 --------------------------
James O'Malley

*                                   Director
 --------------------------
Robert Cook


/s/ DAVID W. LIBBEY                 Treasurer (Principal
---------------------------         Financial and Accounting
David W. Libbey                     Officer)



*By:     /s/ DAVID W. LIBBEY
         ---------------------------------

         David W. Libbey
         Attorney-in-Fact Pursuant
         to Powers of Attorney

                                  EXHIBIT INDEX

Exhibit No.       Description


99.(a)(6)        Memorandum Regarding Issuance, Face Amount Increase,

                  Redemption and Transfer Procedures for the Policies.


                  Written consents of the following persons:
99.(2)(a)         Gretchen H. Swanz


99.(2)(b)         Brian Koop


99.(2)(c)         Ernst & Young LLP (Boston, Massachusetts)
                  Ernst & Young LLP (Philadelphia, Pennsylvania)